UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F
Pre-effective Amendment No. 1

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

Commission File No. 000-54051

NERIUM BIOTECHNOLOGY, INC.

11467 Huebner Road, Suite 175, San Antonio, Texas, USA 78230

Dennis R. Knocke, President
Phone (210) 822-7908; Fax     (210) 561-0386
E-mail – dknocke@nerium.com

Securities registered or to be registered pursuant to Section 12(b) of the Act.      None

Securities registered or to be registered pursuant to Section 12(g) of the Act.      Common Stock

Securities for which there is a reporting obligation to Section 15(d) of the Act.    None

Indicate the numbers of outstanding shares of each of the issuers' classes of capital or common stock as of June 30, 2010.
31,284,033

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes    ☐              No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes      ☐             No   ☐

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes     ☐         No       ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12-2 of the Exchange Act        (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

*Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued by the International Accounting Standards Board     ☐
Other    ☐

*If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒                                Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).             Yes   ☐         No   ☒

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Part I

Index

GLOSSARY OF TERMS

The following is a glossary of terms used frequently throughout this prospectus and the summary hereof.

Abortifacients	A drug or other agent used to cause abortion.
Adjuvant therapy	A treatment method used in addition to the primary therapy.
Alpha 3 Marker
A specific receptor (chemical group or molecule, such as a protein) present on the cell surfaces of certain organs and tissues which has an "affinity" for a specific chemical group, molecule, or virus.

Angiogenesis	The formation of new blood vessels, which usually accompanies the growth of malignant tissue.
Antiviral	A substance or process that destroys a virus or suppresses its replication.
Anvirzel(TM)	The Company's lead product used in the treatment of cell proliferative disease (cancer).
Apoptosis	Also known as programmed cell death, is a form of cell death in which a programmed sequence of events leads to the destruction of cells without releasing harmful substances into the surrounding area.
Autophagy	A process involving the degradation of a cell's own components.
bFGF	Basic fibroblast growth factor. When activated, it is hypothesized that bFGF mediates the formation of new blood vessels, a process also known as angiogenesis.
Board of Directors	The board of directors of the Company.
Canadian GAAP	Canadian generally accepted accounting principles.
Cardenolide	A type of steroid.
Cardiac Glycosides	Naturally occurring drugs whose actions include both beneficial and toxic effects on the heart.
Caspase	Enzymes which play an essential role in apoptosis.
CD4+	An immune system cell that has the ability to recognize a viral attack on a normal cell and mark such infected cell for "attack" by immune system "killer T cells".
cGMP	Honduran "current Good Manufacturing Practices".
Chemotherapy	The use of chemicals or drugs to treat disease; the term is typically used to refer to cancer treatment.
Company	Nerium Biotechnology, Inc.
Common Shares	The common shares in the capital of the Company.

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Cytochrome C
A protein present in mitochondrial membranes, it is important in the energy generation machinery of the cell. In addition, when cells are damaged as a result of apoptosis, the release of cytochrome c is a part of the cascade of reactions leading to programmed cell death.

Cytotoxic	Toxic to cells.
Digitalis	A drug that regulates the rate and strength of the heartbeat.
Emetics	Substances which induce vomiting.
Mitochondria	Parts of a cell where aerobic production (also called cell respiration) takes place.
Nerium oleander	See "Oleander".
NF-kB
Proteins that are involved in the control of a large number of normal cellular and organismal processes, such as immune and inflammatory responses, developmental processes, cellular growth and apoptosis.

Oleander	An ornamental plant found natively in tropical and subtropical climates.
Oleandrin	A cardiac glycoside extracted from oleander.
Oxygen Free Radicals	An oxygen molecule that contains at least one unpaired electron and is hypothesized to be extremely reactive and damaging to body proteins and fats, and to DNA, the hereditary material of cells.
Phoenix Biotech, Ltd.	A British Virgin Islands corporation acquired by the Company in 2006.
Proliferative	To grow or multiply by quickly generating new tissue, parts or cells.
Radiotherapy	Also known as radiation therapy, it is the process by which high-energy radiation from x-rays, gamma rays, neutrons, and other sources are used to kill cancer cells and shrink tumors.
Sanitary Registers	A term used in most Latin American countries to represent the drug approval process by the health ministry for that country.
SEDAR	System for Electronic Document Analysis and Retrieval located at the following URL: http://www.sedar.com
Share Exchange Agreement	The agreement entered into between the Company and Phoenix Biotechnology Inc. whereby the Company acquired Phoenix Biotech, Ltd.
Therapeutic	The treatment, remediation, or cure of a disorder or disease.
Transduction	A process by which a cell converts one kind of signal or stimulus into another.
USFDA	United States Food and Drug Administration.

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Part I

Item 1.  Identity of Directors, Senior Management and Advisers.

The following is a listing of the Company's Directors, Senior Management, Advisors, and Auditors.

A.	DIRECTORS AND SENIOR MANAGEMENT.

1.      Directors:

Dennis R. Knocke, 11467 Huebner Road, Suite 175, San Antonio, TX 78230, USA
J. Peter Nettelfield, 11467 Huebner Road, Suite 175, San Antonio, TX 78230, USA
John F. O'Donnell, 500-220 Bay Street, Toronto, Ontario, M5J 2W4, Canada
Gustavo A. Ulloa, Jr., Colonia Florencia Sur, Tegucigalpa, Honduras
John C.C. Wansbrough, 333 Bloor Street East, Toronto, Ontario, M4W 1G9, Canada
Peter A. Leininger, MD, 11467 Huebner Road, Suite 175, San Antonio, TX 78230, USA

2.      Senior Management.

Dennis R, Knocke, President and CEO, 11467 Huebner Road, Suite 175, San Antonio, TX 78230
Joseph B. Nester, CFO, V.P. Operations, Secretary, and Treasurer, 11467 Huebner Road, Suite 175, San Antonio, TX 78230

B.	ADVISERS

1.      Bankers- Texas Capital Bank, 7373 Broadway, Suite 100, San Antonio, TX 78209
2.      Legal Advisors:   John F. O'Donnell, 500-220 Bay Street, Toronto, Ontario, M5J 2W4
Hank Vanderkam, 406 McGowen, Houston, TX 77006

C.	AUDITORS

 MSCM, LLP, Chartered Accountants, 701 Evans Ave, 8th Floor, Toronto, Ontario, M9C 1A3

Item 2.  Offer Statistics and Expected Timetable.

The Company is only registering its outstanding shares.  The shares were previously registered in Canada (the Ontario Securities Commission) on November 26, 2008.  The Company is not raising any funds by means of this registration.

Item 3. Key Information.

A.	SELECTED FINANCIAL DATA: (In US$)

	6 months	2009	2008	2007	2006
	6-30-10
	UNAUDITED
Revenue	$129,407	$359,582	$395,226	$253,169	207,030
Loss from Operations	$(615,512)	$(1,302,269)	$(1,448,431)	$(1,104,165)	$(212,124)
Net Loss	$(615,233)	$(1,301,183)	$(1,428,738)	$(1,074,508)	$(212,124)
Net Loss Per Share (basic and Fully diluted)	$(0.02)	$(0.04)	$(0.05)	$(0.04)	$(0.01)
Number of shares	31,284,033	30,369,568	30,515,156	29,110,046	25,910,046
Total Assets	$850,812	$749,021	$1,394,365	$1,121,732	$410,605
Total Liabilities	$39,324	$64,171	$173,178	$62,685	$22,741
Shareholders' Equity Capital	$811,488	$684,850	$1,221,187	$1,059,047	$387,864

The Company has not declared or paid any dividends during the reporting periods noted above.

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B.	CAPITALIZATION AND INDEBTEDNESS

The Company's capital consists of a single class of common stock.  The Company is authorized to issue an unlimited number of common shares.  The shares are no par shares.  The Company has no indebtedness other than accounts payable and accrued liabilities, all of which are unsecured.

C.	REASON FOR THE OFFER AND USE OF PROCEEDS.

The Company is not offering any additional shares for sale, but only registering its existing outstanding securities. Accordingly, the Company will receive no proceeds as a result of this registration.

The Company is registering the shares in the United States because they have already been registered in Canada and because a number of the shareholders are U.S. persons.

D.	RISK FACTORS RELATED TO THE COMPANY'S PRODUCTS

Going Concern Opinion
Under United States reporting standards the Company's auditors would likely issue a going concern opinion.

Anvirzel(TM) is Not a Cure for Cancer
Anvirzel(TM) is not a cure for cancer.  Anvirzel(TM) may or may not have the desired effect of inhibiting the growth of tumors or causing the elimination or reduction of tumors.   Effectiveness has not been demonstrated in clinical trials.

Lack of Approval in Major North American Markets
While Anvirzel(TM) has been approved for sale by the health ministry in Honduras (through the issuance of a Sanitary Register), neither Health Canada nor the USFDA have approved Anvirzel(TM) for use in Canada or the United States, respectively.  The Company has no intention to seek Health Canada or USFDA approval for Anvirzel(TM) (due to the impending five (5) year "phase out" of the drug, to be replaced with next generation drugs).

The US FDA takes the following approach when considering individual use within the US of a non-FDA approved drug such as Anvirzel(TM):

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Information on Importation of Drugs
Prepared by the Division of Import Operations and Policy, FDA

The United States Federal Food, Drug, and Cosmetic Act (Act) (21 U.S.C. section 331) prohibits the interstate shipment (which includes importation) of unapproved new drugs. Thus, the importation of drugs that lack FDA approval, whether for personal use or otherwise, violates the Act. Unapproved new drugs are any drugs, including foreign-made versions of U.S. approved drugs, that have not been manufactured in accordance with and pursuant to an FDA approval. Under the Act, FDA may refuse admission to any drug that "appears" to be unapproved, placing the burden on the importer to prove that the drug sought to be imported is in fact approved by FDA. Absent evidence that the specific drugs sought to be imported from a foreign country/area have been manufactured pursuant to an approved new drug application, in the manufacturing facility permitted under the application, such drugs would appear to be unapproved new drugs subject to FDA enforcement action.

The use of FDA resources to provide comprehensive coverage of unapproved new drugs imported for personal use is generally not justified, however, the agency developed guidance in its Regulation Procedures Manual (RPM) entitled "Coverage of Personal Importations"  This guidance sets forth the agency's enforcement priorities related to the personal importation of unapproved new drugs, with enforcement being focused on products apparently intended for the commercial market and on fraudulent products and those that pose an unreasonable health risk. The guidance recognizes that circumstances may exist where, for example, a person has begun treatment with an unapproved drug in a foreign country/area or suffers from a condition for which there exists no FDA approved treatment. If such circumstances can be substantiated, as the text of the guidance quoted below notes, the guidance suggests that refraining from taking action against the illegal importation, in the exercise of enforcement discretion, may be appropriate. The guidance document is not, however, a license for individuals to import unapproved (and therefore illegal) drugs for personal use into the U.S., and even if all the factors noted in the guidance are present, the drugs remain illegal and FDA may decide that such drugs should be refused entry or seized. Similarly, the factors noted in the guidance, and documentation that should be obtained from individuals importing the drugs, are not mandatory requirements. They are intended to guide FDA enforcement discretion and should not be represented as binding requirements. The statements in the RPM are intended only to provide operating guidance for FDA personnel and are not intended to create or confer any rights, privileges, or benefits on or for any private person.

That said, FDA's guidance for coverage of personal importations of unapproved drugs identifies several factors that should be considered by FDA personnel when determining whether to exercise enforcement discretion and refrain from taking action against the importation of unapproved drugs. The General Guidance Section states that FDA should consider not taking enforcement actions against such importation:

"when 1) the intended use [of the drug] is unapproved and for a serious condition for which effective treatment may not be available domestically either through commercial or clinical means; 2) there is no known commercialization or promotion to persons residing in the U.S. by those involved in the distribution of the product at issue; 3) the product is considered not to represent an unreasonable risk; and 4) the individual seeking to import the product affirms in writing that it is for the patient's own use (generally not more than 3 month supply) and provides the name and address of the doctor licensed in the U.S. responsible for his or her treatment with the product or provides evidence that the product is for the continuation of a treatment begun in a foreign country/area." (Emphasis added)

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The above guidance does not specify that a U.S. citizen may import an unapproved drug only with a prescription from a U.S. licensed physician, or that a foreign citizen may import an unapproved new drug only with a foreign prescription. Rather, to ensure that the importation is for personal use only (and not for resale), and to ensure that the use of the unapproved new drug sought to be imported into the U.S. is supervised and does not represent an unreasonable risk, the guidance provides that the individual affirm in writing that the drug is for his or her personal use, and provide either the name and address of the U.S. licensed physician who will supervise its use or some evidence that the treatment was begun in a foreign country/area and that the drugs are being imported to continue/conclude the already begun treatment. Thus, while not the only documentation, either a U.S. or foreign prescription, along with an affirmation of personal use, could be supplied as evidence that this factor exists.

The guidance also provides that the importation should generally not represent more than a 3 month supply of the unapproved products. The purpose for this provision is in keeping with the intent that the guidance relate to only drugs for personal use, not commercial distribution. As the document sets forth only guidance, the 3 month limitation is not a "requirement" or a "restriction." If an individual presents evidence that he or she requires more than a 3 month supply for the full treatment of his or her illness, and it appears that the reordering of a one or two month additional amount may be inappropriate, FDA may consider the release of the full amount. Similarly, if a foreign traveler to the U.S. seeks to import unapproved drugs during his or her stay in the U.S., the amount sought to be imported should represent the amount needed for personal use during the U.S. visit. Where the evidence appears to indicate that the drugs may be imported for commercial distribution, the guidance provides that FDA should refuse admission of such drugs.

It must be emphasized that the intent of the personal use importation guidance is to save FDA resources and to generally permit, through the exercise of enforcement discretion, medical treatments sought by individuals that are not otherwise available in the United States (where such treatments are not promoted/commercialized in the U.S.). Thus, foreign-made chemical versions of drugs available in the U.S. are not intended to be covered by the policy. For example, a person may decide that his or her FDA approved heart medication is cheaper in Mexico, and attempt to import the unapproved version of the drug from Mexico. FDA cannot assure that such products have been properly manufactured and are effective; therefore, given that such products are available in the U.S., their use would present an unreasonable risk and the guidance would not apply (unless the person seeking their importation could establish that the drugs were needed to refill a prescription while traveling or were otherwise needed while traveling).

As such, outside of use pursuant to individual use, the granting of which is at the discretion of the respective agency, sales of Anvirzel(TM) in the United States and Canada is limited the resolute of which is limited revenue from major North American markets.  The Company has no regulatory exemptions in the US or Canada.

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While the Company intends to seek Health Canada and USFDA approval for some of its developmental stage products, there can be no assurance that such approval will ever be granted.  Failure to receive such approval may have a material impact on revenue generation by the Company.

Use of Cardiac Glycosides May Cause Unwanted Side Effects
Possible side effects that may be associated with the administration of a cardiac glycoside, such as Anvirzel(TM), include allergic reaction, pain and increased sexual activity.  Such potential side effects may deter some patients from undergoing treatment with Anvirzel(TM).  The Company is not aware of any reports of life threatening side effects associated with the use of Anvirzel(TM).

Combining Therapeutic Dosages of Different Cardiac Glycoside Could Be Dangerous
Cardiac glycosides are well known to be toxic to humans. Overdosing of cardiac glycosides can lead to cardiac arrhythmia, cardiac toxicity and death.  Anvirzel(TM) contains cardiac glycosides in sub-therapeutic amounts. Clinical testing on humans and animals has demonstrated Anvirzel(TM) and its cardiac glycoside components are below toxic levels and are safe. However, when used in combination with other cardiac glycosides (such as digoxin) for congestive heart failure, Anvirzel(TM) may have a toxic effect due to the patient exceeding the maximum tolerated dosage for cardiac glycosides.

Positive Immune Response Not Independently Proven
Positive immune response after treatment with the Company's antiviral drugs is based on evidence gathered from internal clinical trials and has not been verified by independent third parties. A positive immune response does not equal a cure.  There is no evidence that oleandrin has cured, or has the ability to cure, any viral-related diseases.  The Company does not claim that use of the antiviral drugs will cause a positive immune response.

Lack of Physician Acceptance
Physician education and acceptance of a medical product in the major markets is limited to scientific journals, news media, and experience with treating patients that have chosen to add alternative treatment to their therapies until a product is approved in their respective countries.  As Anvirzel(TM) has not been approved by either Health Canada or the USFDA, the ability for the Company to educate physicians as to the potential benefits of Anvirzel(TM) may be limited.

The Company's Products, including Anvirzel(TM), May Become Obsolete
The biotechnology industry has been characterized by the frequent introduction of new products.  Accordingly, the Company may be adversely affected by the new products and technology developed by its competitors.  In addition, as the potential benefits of oleander extract enter the public domain, the Company's competitors may seek to develop, on an expedited basis, products which compete with the Company's products.  The Company is aware that Phoenix Biotechnology, Inc. currently has an oleander extract product in a Phase 1 clinical study at the M.D. Anderson Cancer Center, Houston, Texas.

The Company Intends to "Phase-Out" Anvirzel(TM)
The Company expects to phase out the sale of Anvirzel(TM) within five (5) years as new products are developed, notwithstanding that Anvirzel(TM) is a current source of revenue for the Company.  There can be no assurances that the new product(s) intended to replace Anvirzel(TM) will generate comparable or increased revenues or be approved in major markets.

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GENERAL RISK FACTORS

An investment in securities of the Company should be considered highly speculative due to the nature of the Company's business and its stage of development and should be considered only by investors who can afford the total loss of their investment.

An investment in securities of the Company involves a significant degree of risk.  The risks related to the Company and its business includes the following:

Marketability
THERE IS NO MARKET FOR THE COMMON SHARES AND SHAREHOLDERS MAY NOT BE ABLE TO RESELL THEM.

Necessity for Additional Capital
The Company has limited cash and revenues.  The Company may need to raise further capital through the sale of additional equity capital to continue to implement its business plan.  The Company anticipates the need for $1,462,000 in additional capital to fully implement its business plan over the next twelve months.

Speculative Nature of Securities
There is no assurance that the Company will be successful in implementing its business plan. The Company has limited funds available to it and the only source of significant future funds presently available to the Company is through the sale of equity capital.  THE SHARES OF THE COMPANY ARE SPECULATIVE.

Currency Risk
The Company is exposed to currency risk as the Subsidiaries' business is carried out in Honduran Lempira and the Company maintains Honduran Lempira denominated bank accounts but uses U.S. dollars as its reporting currency.  Unfavorable changes in the exchange rate between Honduran Lempira and U.S. dollars may materially affect the foreign exchange gain/losses.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Reliance on Key Personnel
The Company's success depends, in large part, upon the continuing contributions of its key technical, marketing, sales and management personnel.  The loss of the service of several key people within a short period of time could have a material adverse effect upon the Company's financial condition and operations.  The Company's future success is also dependent upon its continuing ability to attract and retain other highly qualified personnel.  Competition for such personnel is intense, and the Company's inability to attract and retain additional key employees could have a material adverse effect on the Company's financial condition and operations.

Conflicts of Interest
The Company may, in the future, raise further funds through the sale of securities to other companies which may be associated with the directors or officers of the Company, and as such, the directors and officers of the Company may increase their ownership and/or control positions in the Company without an equal opportunity to participate in such financing being granted to the other shareholders.  Under certain circumstances, shareholder approval of such actions may be required. As certain directors and officers are involved with other companies, there may be potential conflicts of interest and they will only expend a limited amount of their time managing the affairs of the Company.

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Limited Experience of Management
Most of the current officers and directors of the Company have limited experience with biotechnology companies.  There can be no assurance that management of the Company has, or will acquire, other skills that may be required to enable the Company to be profitable.

Dependence on Ability to Obtain Technical, Administrative and Sales Staff
The Company anticipates it will require more administrative, executive, scientific, engineering, manufacturing and marketing employees.  The Company has no binding arrangements to fulfill its staffing requirements and there is no assurance it will be able to successfully accomplish this requirement.  If the Company is not able to do so, it will diminish the Company's ability to operate effectively.

The Company Operates in a Competitive Market Sector
The medical, drug and biotechnology businesses are highly competitive.  The Company and its products will be competing with various other manufacturers with existing technological support and acceptance in the same markets the Company will target.  Many of these other products are well-established, have substantial sales volume, and are produced and marketed by companies with much greater financial resources, facilities, organization and experience than the Company.  If the potential benefits of oleander extract enter the public domain, competitive companies with substantially more resources than the Company may try to develop products competitive with the Company's products.

Intellectual Property Protection may be Uncertain
In respect of certain of its proprietary rights, the Company may need to secure licenses from third parties and/or assignments of rights from independent contractors. This is particularly applicable to intellectual property which may arise under sponsored research agreements with public universities. While no licensing agreements have been entered in to to-date, there is no assurance that the Company will secure the necessary licenses or assignments to execute on its business plan.  The loss of any proprietary rights which may be protected or protectable under any of the foregoing future intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors.

The Company has registered the mark Anvirzel(TM) in certain jurisdictions in Latin America and the Caribbean and plans to apply for additional protection as funds allow, but does not have the rights to use the mark in the United States and Canada.  Neither the Company nor its licensors have registered all of its trademarks or copyrights.  The Company may decide not to take additional steps to secure its rights in certain copyrights, trademarks and/or patents to which it may be entitled.  Failure to do so, in the case of copyrights and trademarks, may reduce the access of the Company to the courts, and to certain remedies of statutory damages and attorneys' fees, to which it may be entitled in the event of a violation of the Company's proprietary and intellectual rights by third parties.  Similarly, the failure to seek protections of any patentable materials to which the Company may be entitled may result in loss of patent protection should a third party copy the patentable technology or process.

The loss of any proprietary rights which are protectable under any of the foregoing intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in the profitability for the Company.  There is no guarantee that such a loss of competitive advantage could be remedied or overcome by the Company at a price which the Company would be willing or able to pay.

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There has not been any action brought against the Company alleging intellectual property violations.

High Start-up and Operating Risks During Initial Operations
The Company will incur start-up losses during its development period and initial period of operations and will experience lower revenues and operating margins than an established company until the customer base grows to a more optimal operating level.  There can be no assurance that we will be able to achieve satisfactory operating results within the expected period of time or develop and have in operation sufficient level of employees to operate the facility.

The Company May Not Be Able to Successfully Develop its Current Product Line
Although the Company believes that Anvirzel(TM), HIviral and HEP-viral can be profitably developed and manufactured, there may be unanticipated technological, regulatory and marketing issues that may make the products unfeasible to produce or to market.  In addition, delays in the production and release testing of Anvirzel(TM) in the Company's pharmaceutical clean room facilities can occur due to unforeseen development obstacles, some of which are beyond the Company's control.  If the Company is unable to complete the products as planned, its revenue and earnings growth could be materially adversely affected.

Failure of Promotional Activities
Although there are certain expectations with respect to the projected results of promotion activities, particular promotions may not reach anticipated levels of success.  If early advertising and promotion is not successful, the likelihood of the Company expending all of its funds prior to the Company reaching a level of profitability will be increased.

The Company May Be Unable to Manage Rapid Growth
The Company's business plan will, if successfully implemented, result in the rapid expansion of its business on a widespread basis.  Rapid expansion of the Company's operations may place a significant strain on the Company's management, financial and other resources.  The ability to manage future growth will depend upon the Company's ability to monitor operations, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand internal management and technical, information and accounting systems, and to attract, assimilate and retain additional qualified personnel.

The Company does not carry Product Liability Insurance
Insurance carriers are currently reluctant to provide product liability insurance for biotechnology products due to the limited claims history for such products.  The Company has no plans to obtain such insurance and may be unable to secure product liability insurance, or be unable to secure such insurance except on terms unacceptable to the Company.  In the event of major product liability litigation or a major award against the Company during a time when the Company has no available insurance, the Company may sustain significant losses of its operating capital.

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The Company is Subject to Extensive Regulation
The healthcare industry is subject to extensive regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and prices for services.  Currently, the Company and many of its patients rely on regulatory guidance applicable to individual use importation of Anvirzel. (See Risk Factor, Lack of Approval in North America), on page 7 for a discussion of the regulatory guidelines for the importation of Anvirzel.

Each jurisdiction in which the Company may operate has its own regulatory scheme addressing the development, testing, labeling, manufacturing, registration, notification, clearance or approval, marketing, distribution, record-keeping and reporting requirements for human drugs.

While the Company currently has a  Sanitary Register issued by the Ministry of Health of the Republic of Honduras for  the manufacture, sale and distribution of Anvirzel(TM), HIviral and HEP-viral, as well as approvals for sale and distribution in the Republics of El Salvador and Guatemala for Anvirzel(TM), there can be no assurances that the Sanitary Register will be extended.

Rules and regulations governing the sales of pharmaceuticals are subject to the laws of the issuing countries, as well as the terms and conditions of international treaties.  Given that the Company's operations take place only in Honduras, the Sanitary Register only shows approval under Honduran regulations for manufacturing, sale, and distribution in Honduras.  Additional regulatory approval may be required for some or all products developed by the Company if the Company expands operations to other jurisdictions.  Failure to achieve initial approval will require modification and redesign of the Company's products or, at worst, elimination of the product.  The Company may not have the financial resources to modify its products or implement new designs.

Risks Applicable to Selling Products in Foreign Countries
Sales of products in foreign countries expose the Company to certain risks, including the difficulty and expense of maintaining foreign sales distribution channels, barriers to trade, potential fluctuations in foreign currency exchange rates, political and economic instability, availability of suitable export financing, accounts receivable collections, tariff regulations, foreign taxes, export licensing requirements and other foreign regulations that may apply to the export of its products.  In addition, the Company may experience difficulties in providing prompt and cost-effective service of its products in foreign countries.

Item 4.   Information on the Company

CORPORATE STRUCTURE
Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act by Articles of Incorporation on June 1, 2006.

The registered office of the Company is currently located at 500-220 Bay St., Toronto, Ontario M5J 2W4.

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Mr. John F. O'Donnell, Esq. is the Company's agent at this address.  The Company's executive offices are located at 11467 Huebner Road, Suite 175, San Antonio, TX 78230. (1) The Company was incorporated to acquire Phoenix Biotech Ltd., a British Virgin Islands corporation, and its five majority owned Latin American subsidiaries, from Phoenix Biotechnology, Inc., a Texas corporation. Effective December 31, 2006, the Company entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Phoenix Biotechnology Inc. ("Phoenix US"), whereby the Company acquired a 100% ownership in Phoenix Biotech Ltd. ("Phoenix BVI"), which was incorporated in the British Virgin Islands on June 23, 2006, in exchange for the issuance of 22,610,045 common shares of the Company ("Common Shares") to Phoenix US shareholders.  These shares are presently held in what is known as the Phoenix Biotechnology Trust, with Mr. Hank Vanderkam as trustee, until such time that they are distributed to the shareholders of Phoenix Biotechnology, Inc as beneficiaries of the Trust.  The Phoenix Biotechnology Trust has been and remains supportive of the corporate goals of the Company. (2) The Company now owns, indirectly, four Latin America corporations, collectively known as the Salud Integral Group, located in Honduras and El Salvador, which integrate the manufacturing, marketing, and sales of Anvirzel.

Phoenix BVI currently holds a majority ownership in four Latin American subsidiaries (collectively, the "Subsidiaries"), as follows:  99% ownership of Drogueria Salud Integral S. de R.L. (with the additional 1% being owned directly by the Company), 99.94% ownership of Salud Integral de C.V., 99.99% ownership of Farmacia Salud Integral, S. de R.L. and 91% ownership of Salud Integral de El Salvador LTDA. De. C.V.

Prior to the Share Exchange Agreement, Phoenix BVI and the Subsidiaries were controlled by Phoenix US.  Phoenix US and the Company are ultimately controlled by the same shareholders.

GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS
General

The Company is a biotechnology company involved in the development of oleander-based products for the treatment of certain forms of proliferative diseases, viral infections and skin conditions (See: "Table 1 – Products and Stages of Development"). Anvirzel(TM), the Company's lead product, is an oleander extract-based botanical drug which contains cardiac glycosides. Anvirzel(TM) is used as an adjuvant (or, in some cases, stand-alone) agent in the treatment of certain types of cancer, and is manufactured and sold through the Company's Latin American operations, based in Tegucigalpa, Honduras. Neither Health Canada nor the US FDA have approved Anvirzel(TM) for use in Canada or the United States.  The Company is only authorized to market Anvirzel(TM) in Honduras, El Salvador and Guatemala.

Anvirzel(TM) is not a cure for cancer and the Company does not intend to seek approval to market Anvirzel(TM) in the United States or Canada.  At this time, the Company intends to stop sales of Anvirzel(TM) within a five year period as another form of administration, preferably an oral route, is developed and approved for use.

According to a Non-Confidential Technology Description produced by the Office of Technology Development at The University of Texas M.D. Anderson Cancer Center located in Houston, Texas, entitled "Oleander Extracts with Potential Uses for Treating Cancer and Viral Infections," one aspect of anticancer research is the search for novel, safe, and effective compounds from plants that have therapeutic potential. One such plant may be Nerium oleander, an ornamental plant found natively in tropical and subtropical climates. Extracts may possibly be used as an anticancer therapeutic, as well as an antiviral agent.

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Scientists at M. D. Anderson Cancer Center are investigating oleander extracts as potential anticancer therapeutics. An extract of oleander such as Phoenix Biotechnology, Inc.'s investigational drug product PBI-05204 which contains oleandrin has shown promise in the treatment of certain types of tumors in certain species, including humans. Previous research using Anvirzel(TM) or pure oleandrin has resulted in numerous peer-reviewed scientific articles having been published.

The Company has a Sponsored Research Agreement with scientists at M.D. Anderson Cancer Center's Virology and Gene Therapy Program to perform research into the use of oleander extract in the treatment of AIDS and HIV.  The initial step was to document response in a Petri dish (in-vitro).  Those results were positive and have lead to the next step; that being to study the effect, if any, in a large animal (monkey) model.  If that step is positive, the third step will be to enter into a clinical human study.

The Company has experienced net losses in every quarter over the last two years and would have likely received a going concern opinion from the independent auditors had the quarterly financial reports been audited and prepared pursuant to United States reporting standards.

DESCRIPTION OF THE BUSINESS OF THE COMPANY

Stated Business Objectives or Overview

The Company is involved in the research, development, manufacture and sale of oleander extract-based products for the treatment of certain types of cancers, viral infections and skin ailments.  The Company is focusing its research efforts as follows:

1.
To develop products which conform with the new paradigm for the socially responsible approach to the treatment of cancer as described by the National Cancer Institute.  The new paradigm seeks to develop therapeutic agents and treatment regimens that will enable physicians to eventually deal with cancer as a chronic condition rather than an acute condition and enable patients to live extended lives with a high or improved quality of life;

2.	To develop products for use in the treatment of certain forms of viral infections; and
3.	To develop dermal cream products (both cosmetic and non-cosmetic) for the treatment of various skin conditions.

(See: "Table 1 – Products and Stages of Development")

In connection with its research and development activities, the Company plans to continue to engage third party consultants and research facilities to assist the Company in gathering additional clinical data on the use of oleander extract as a medicinal tool and also to facilitate human clinical trials for new products.

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History of Cardiac Glycosides Use

The use of plants such as Nerium oleander containing cardiac glycosides for medicinal purposes has been reported in ancient texts for more than 1,500 years. They have been used traditionally as arrow poisons, abortifacients, emetics, diuretics and heart tonics.   Despite their potential to cause side effects, application of plants containing cardiac glycosides for treatment of malignant disease may extend back to Arab physicians in the 8th century. The potential use of cardenolide-like compounds for the treatment of cancer was initially investigated forty years ago.  However, such use was abandoned because of the toxicity of these compounds. It was only recently that Scandinavian oncologists such as J. Haux have suggested that the apoptosis (cell death) produced by cardiac glycosides such as digitalis in human tumor cells occurred at concentrations that could be achieved without toxicity in humans and therefore, this agent and plant extracts containing related cardiac glycosides (e.g. oleandrin from Nerium oleander) may be useful in the treatment of cancer.

Within the past ten years there has been a substantial increase in the number of studies reported in peer-reviewed science journals that deal with the effects of cardiac glycosides on the growth of human malignant tumor cells. It is now recognized that certain cardiac glycosides are involved in complex cell signal transduction mechanisms that may have important consequences in their application to the prevention and/or treatment of malignant diseases. Thus, it is reasonable to bring this history of the use of plant extracts containing cardiac glycosides to the point of clinical tests in patients with cancer.

To date, however, there is only a single plant extract containing cardiac glycosides that has been developed for treatment of solid tumor types of cancer and completed testing for dosage and safety in a USFDA Phase 1 Clinical Trial in the United States. This product is Anvirzel(TM), a hot-water extract of the Nerium oleander plant that is approved for use in Honduras, El Salvador and Guatemala.  In those jurisdictions where it is approved, Anvirzel(TM) is intended to be used as either a standalone treatment or as an adjuvant therapy in combination with other approved cancer treatments.

The published conclusion of the Phase 1 Clinical Trial, which focused on dosage and safety and was conducted at the Cleveland Clinic in Cleveland, Ohio, concluded that:  "Anvirzel(TM) can be safely administered at doses up to 1.2ml/m2/d (2.4cc). No dose limiting toxicities were found."  For a product to be approved for sale in the United States, a new drug must pass all three FDA-mandated clinical trials.  At this time, the Company has no intention of proceeding past the Phase 1 Clinical Trial as it believes that new product development will allow it to market products with higher concentrations of oleandrin and better routes of administration. It is therefore the intention of the Company to continue with development of new oleandrin-based products and, if such products are shown to be as or more effective than Anvirzel(TM), commence the FDA approval process (being commencement of the three clinical trial phases) for such new products.  As such, it is not the intention of the Company to ever apply to have Anvirzel(TM) approved for sale in the United States or Canada and one should not expect any USFDA or Health Canada approval for Anvirzel(TM).  The Company expects to phase out the sale of Anvirzel(TM) within a five (5) year time frame as new products are developed.

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Structure of Oleandrin

General Manufacturing Process

Starting with its U.S.-based, environmentally responsible and earth-friendly farming operations, fields of organically grown Nerium oleander plants provide the raw material for the Company's botanical extracts. The Company owns 5,000 Nerium oleander plants grown in D'Hanis, Texas, with the capacity to provide a renewable biomass for an estimated 20,000 patients annually.

The Company utilizes a proprietary method of grinding the Nerium oleander leaves to process the plants into the biomass used for manufacturing of its products. The Company's wholly-owned subsidiary, Droguería Salud Integral, has a manufacturing facility in Tegucigalpa, Honduras, that operates under Honduran "current Good Manufacturing Practices" (cGMP) standards and is inspected by the Honduran health ministry to confirm compliance with such standards.  Droguería Salud Integral is located inside the pharmaceutical manufacturing plant of Francelia Laboratories, whose cGMP clean room is fully operational and is currently producing Anvirzel(TM).

Quality controls are maintained at each step of production.  Testing for oleandrin concentration, pH levels and pesticide contamination occur not only in the field where the Nerium oleander plants are grown, but also during the manufacture process.  Finally, all finished product is release-tested a third time at facilities located in the United States.

The Company currently has three products approved to market in Honduras, El Salvador and Guatemala and numerous products under development (See: "Table 1 –Products and Stages of Development").  Current marketable products include Anvirzel(TM) (intramuscular injection), HIviral (intramuscular injection) and HEP-viral (intramuscular injection).  A description of such products is set out below.

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Anvirzel(TM) (intramuscular injection)

General

Anvirzel(TM), the Company's lead product, is a patented botanical drug derived from the ornamental plant Nerium oleander and is approved as a treatment in those suffering from cancer in Honduras, El Salvador and Guatemala.  The Honduran Sanitary Registry of Anvirzel(TM), which makes it a legal prescription drug in Honduras, was initially based primarily on the antidotal efficacy as noted in the Compassionate Use IND # 56,826 which was granted by the USFDA on September 24, 1998 to Ozel Pharaceuticals, Inc.  Of secondary importance at that time were the historical use of Anvirzel(TM) by Dr. Kelly in Ireland and the manufacturing of the product by TexTract Labs, Inc. (unrelated to the Company) in San Antonio.  As the Sanitary Registry has been renewed every five years, the most recent being May 2006, the safety established in the Phase 1 clinical study at The Cleveland Clinic, as well as the multitude of antidotal use by patients through the Salud Integral Clinic has further contributed to acceptance.  In time, manufacturing was also changed from the US-based company to a Honduran Health Ministry inspected and approved facility in Honduras. No specific clinical trials have been required to be performed in Honduras as a part of the initial or renewal process. The Health Ministry has allowed the Company to rely on the result of the Phase 1 clinical study performed by an unrelated company which was the initial manufacturer of the drug product.  Sanitary Registry was automatic in El Salvador and Guatemala by treaty upon approval in Honduras.

Nerium oleander is a highly toxic plant which contains oleandrin, a cardiac glycoside (a naturally occurring drug which can have both beneficial and toxic effects on the heart).   The effects of cardiac glycosides are well known to be toxic to humans. Overdosing of cardiac glycosides can lead to cardiac arrhythmia, cardiac toxicity and death.  Anvirzel(TM) contains cardiac glycosides in sub-therapeutic amounts. Clinical testing on humans and animals has demonstrated Anvirzel(TM) and its cardiac glycoside components are below toxic levels and are safe. However, when used in combination with other cardiac glycosides (such as digoxin) for congestive heart failure, Anvirzel(TM) may have a toxic effect due to the patient exceeding the maximum tolerated dosage for cardiac glycosides.

Numerous industry-commissioned studies1 have shown that oleandrin, the principal cytotoxic component of Anvirzel(TM), inhibits the growth of certain tumors, blocks tumor cell survival and induces autophagy and/or apoptosis (programmed cell death) in certain tumors, without effecting normal cells2.  Specifically, those tumors which contain the "alpha 3" marker3 appear, through laboratory studies, to respond more favorably to treatment by drugs containing oleandrin (such as Anvirzel(TM)).  In those tumors where Anvirzel(TM) has induced a favorable response, oleandrin has been shown to inhibit the release of bFGF from tumors4. bFGF is known as a tumor growth factor, insofar as it is responsible for the formation of new blood vessels which "feed" the tumor.  Inhibiting the release of bFGF essentially restricts the food supply to the tumor, thereby causing the death of tumor cells.  Oleandrin was also shown to produce oxygen free-radicals in tumor cells as well as block the activation of NF-kB, both of which blocks the tumor cell-survival functions and contributes to cell injury and death. Oleandrin is also able to penetrate through the protective barrier that surrounds the brain and prevents entry to many chemicals (including many traditional chemotherapy agents) and, as such, has been shown to cross the "blood-brain-barrier"5.

1 The discussion related to the principal component of Nerium oleander and the mechanisms by which oleandrin have been shown to have an effect on certain tumors is supported through research performed by The University of Texas M. D. Anderson Cancer Center at the Pharmaceutical Development Center of that institution, and led by Dr. Robert A. Newman as Chief Investigator.  Such research has led to the publication of eleven peer-reviewed journal articles that describe Anvirzel™ (oleander extract) and its components (oleandrin).

2 Anti-Cancer Drugs, 2000, 11, pp. 455-463 “Anvirzel, an extract of Nerium oleander, induces cell death in human but not murine cancer cells”.

3 Submitted to: Molecular Cancer Therapies in early 2008; Yang, P.; Newman, R.A., et al., Oleandrin mediated Inhibition of Human Tumor Cell Proliferation: Importance of Na, K-ATPase a Subunits as Drug Targets.  Pending  publication.

4 Cancer Letters, 2002, 185, 145-151 “Enhancement of radiotherapy by oleandrin is a caspase-3 dependent process”.

5 Journal of Experimental Therapeutics and Oncology, 2002 “Murine pharmacokinetics and metabolism of oleandrin, a cytotoxic component of Nerium oleander”.

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For those tumors which do not contain the "alpha 3" marker, the response to treatment with oleandrin was limited.

It should be noted Anvirzel(TM) is not a cure for cancer.  Anvirzel(TM) may or may not have the desired effect of inhibiting the growth of tumors or causing the elimination or reduction of tumors.   Effectiveness not only depends on the stage of cancer progression (with earlier treatment showing more favourable responses), but also whether, as the Company has hypothesized (based on laboratory studies), the solid tumor exhibits the "alpha 3" marker described above.  The Company plans to market Anvirzel(TM), and currently markets Anvirzel(TM), as an adjuvant therapy for use in combination with standard chemotherapeutic agents and radiotherapy.   It is an additional "agent" to be used in the fight against cancer (although certain patients have used Anvirzel(TM) as a stand-alone treatment). The Company also markets Anvirzel(TM) for use in immune system support.  Most traditional chemotherapeutic agents severely depress the ability of the body to generate white blood cells, which in turn leaves the patient's immune system weakened and vulnerable.  Clinical evidence garnered from patient case studies suggest that Anvirzel(TM) may help support the immune system "attack" by traditional chemotherapeutic agents by increasing immune system response and mitigating some of the potential side effects from traditional routes of chemotherapy.  However, such evidence is anecdotal in nature and not yet proven by clinical trials.

Possible Side Effects

Possible side effects that may be associated with the administration of a cardiac glycoside, such as Anvirzel(TM), include the following:

1.	Cardiac arrhythmia, cardiac toxicity and death if used in combination with other cardiac glycosides;

2.	Allergic reaction consisting of itching or flaking skin (which can be treated with antihistamines or cortisones);

3.	Injection site pain;

4.	Pain in the breast glands; and

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5.	Increased sexual activity.

As studies have not been conducted with respect to the safety of Anvirzel(TM) when administered to children, pregnant women or nursing mothers, pediatric use, as well as use by pregnant women and nursing mothers should be avoided.

Phase 1 Clinical Trial and Approval for Sale in the United States

A United States Food and Drug Administration ("USFDA") mandated Phase I Clinical Trial entitled "Phase I Study of Anvirzel(TM) in Patients with Advanced Solid Tumors" was conducted by The Cleveland Clinic Foundation, Cleveland, OH, with Dr. Ronald Buckowski, Principal Investigator.  The endpoints of this trial were to determine safety and dosage only. The conclusion was presented to the American Society of Clinical Oncology in 2001 and stated: "Anvirzel(TM) can be safely administered at doses up to 1.2ml/m2/d.  No dose limiting toxicities were found".

For a product to be approved for sale in the United States, a new drug must pass all three FDA-mandated clinical trials.  At this time, the Company has no intention of proceeding past the Phase 1 Clinical Trial as it believes that new product development will allow it to market products with higher concentrations of oleandrin and better routes of administration. It is therefore the intention of the Company to continue with development of new oleandrin-based products and, if such products are shown to be as or more effective than Anvirzel(TM), commence the FDA approval process (being commencement of the three clinical trial phases) for such new products.  As such, it is not the intention of the Company to ever apply to have Anvirzel(TM) approved for sale in the United States or Canada and one should not expect any USFDA or Health Canada approval for Anvirzel(TM).  The Company expects to phase out the sale of Anvirzel(TM) within a five (5) year time frame as new products are developed.

Route of Administration

At the present time, Anvirzel(TM) is administered by intramuscular injection, a potential side effect of which is injection site pain.  The Company is currently transitioning from the marketing of Anvirzel(TM) as a therapeutic agent administered by intramuscular injection to the development and marketing of oleander-based products that are administered orally.  The Company believes that its antidotal data gathered from people taking oleander extracts sublingually, together with data being compiled by Phoenix Biotechnology, Inc. in its Phase 1 study currently underway at M.D. Anderson Cancer Center in which an oral route of administration is utilized and a pilot study conducted by the Company in which blood level markers were compared between oral and intramuscular injection routes has demonstrated that an effective oral route of administration for oleander-based therapeutic agents is feasible.

HIviral and HEP-viral (intramuscular injection)

General

In addition to AnvirzelTM, the Company currently has two other marketable products in Honduras, El Salvador and Guatemala; HIviral and HEP-viral. Evidence suggests that oleandrin and oleander extract may have antiviral activity as there were positive immune responses in those patients who participated in the clinical trials in Honduras.

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In June of 2007, both HIviral and HEP-viral were granted Sanitary Registers by the Health Ministry of the Republic of Honduras: HIviral for use as an adjuvant therapy in the treatment of HIV/AIDS and HEP-viral for use as an adjuvant therapy in the treatment of hepatitis C.   Notwithstanding the granting of the Sanitary Registers, there is no published evidence that oleandrin (the principal medicinal ingredient of both HIViral and HEP-viral) has cured, or has the ability to cure, any viral-related diseases.  Evidence from internal clinical trials has been limited to indicating positive immune response from a vast majority of trial participants through an increase in CD4+ cell counts.   Such evidence suggests that oleandrin and oleander extract may have antiviral activity as there were positive immune responses in those patients who participated in the clinical trials.  It is important to note that a positive immune response does not equal a cure.  The evidence has simply shown that oleandrin may increase immune system support to attacks from such viruses.

Possible Side Effects

Possible side effects that may be associated with the administration of a cardiac glycoside, such as HIviral or HEP-viral, include the following:

1.	Cardiac arrhythmia, cardiac toxicity and death if used in combination with other cardiac glycosides;

2.	Allergic reaction consisting of itching or flaking skin (which can be treated with antihistamines or cortisones);

3.	Injection site pain;

4.	Pain in the breast glands; and

5.	Increased sexual activity.

As studies have not been conducted with respect to the safety of HIviral or HEP-viral when administered to children, pregnant women or nursing mothers, pediatric use, as well as use by pregnant women and nursing mothers should be avoided.

Route of Administration

At the present time, both HIviral and HEP-Viral are administered by intramuscular injection, a potential side effect of which is injection site pain.  The Company is currently refining both HIviral and HEP-viral to, among other things, be administered orally.

The Company's Development Stage Product Line

Anvirzel(TM), HIviral AND HEP-viral (oral route of administration)

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The Company has been, and continues to focus efforts on refining its existing three products to, among other things, provide for an oral route of administration (an example being a pill which dissolves under the tongue and provides at least the same pharmacological effect as a similar product being administered via intramuscular injection).  The Company expects that all such product refinements will be complete with marketable products available for sale in 2010 (See: "Table 1 – Products and Stages of Development" for product status).  Other refinements to existing products being undertaken by the Company include improved methods to extract higher concentrations of oleandrin from the Nerium oleander plant.

Dermal Creams

Oleander-based dermal creams for age spots, acne and sun-damaged skin are currently under development.  To date, animal studies and human studies have been completed for the first generation of dermal cream (targeting age spots). (See: "Table 1 – Products and Stages of Development").  As the first generation of dermal cream will be for the neutraceutical (cosmetic) market, no USFDA approval is required to market and sell the product into the United States (although Federal Trade Commission marketing guidelines must be adhered to) and therefore the Company is not required to conduct any USFDA-mandated clinical trials.   The Company has begun selling the first generation dermal cream (targeting age spots) in the United States and anticipates marketing it in Canada by the end of 2011.

In 2011, the Company expects to commence a Phase 1 Clinical Trial in the United States to determine dosage and safety for the new successive generations of dermal creams intended for use in the treatment of a variety of skin ailments, including basal and squamous cell carcinomas (two prevalent forms of skin cancer).  As opposed to the first generation of dermal cream which is intended for the cosmetic market, successive generations may be therapeutic in nature and will therefore require USFDA approval.  While the Company expects the new product to pass the Phase 1 Safety Clinical Trial because the first generation cream has thus far appeared safe in a small animal study and pilot human studies in which no oleandrin was found in the blood samples taken, no assurance can be made that the new dermal cream will pass such trial, or any subsequent trials.

Table 1 – Products and Stages of Development

Stages of development as defined by Charles Rivers Laboratories International, Inc., include:

1.	Basic Research ("Stage 1") - Stage 1 consists of determining how therapies work in living systems as well as which cellular and genetic targets are associated with a certain disease.

2.
Discovery ("Stage 2") – Stage 2 consists of identifying compounds that show the most promise as safe and effective therapeutics, and screens for unsafe, poorly absorbed products and those which show a lack of pharmacological activity.

3.	Safety Assessment ("Stage 3") – Stage 3 consists of providing evidence of safe biological activity prior to initiating human studies.

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4.
Early-Phase Clinical Trials ("Stage 4") – Stage 4 consists of an initial limited scope clinical human study aimed at confirming product efficacy in humans.  Early-Phase Clinical Trials typically contain a high level of clinical oversight to help ensure human safety.

5.	Late-Phase Clinical Trials ("Stage 5") – Stage 5 consists of expanding the scope of the Stage 4 clinical trial in an attempt to further determine product effectiveness and safety.

6.	Process Manufacturing Support Stage ("Stage 6") – Stage 6 consists of confirming a safe, cost effective and reproducible form of product manufacturing.

Product	Stage of Development	Funds expended to date	Planned Development

Anvirzel(TM) (intramuscular injection)	Completed*	$440,040	No future development to be undertaken.

HIviral(TM) (intramuscular injection)	Completed*	$88,005	No future development to be undertaken.

HEP-viral(TM) (intramuscular injection)	Completed*	$55,005	No future development to be undertaken.

Anvirzel(TM) (oral route of administration)**	Stages 1 through 4 are 100% complete. An outside contractor will complete Stages 5 and 6.*	$46,000
The Company expects that $60,000 of additional funding for 2010 will be required to complete the development (through finalization of Stages 5 and 6) to have a marketable product.

Completion Date:  December 31,2010

First Generation Dermal Cream	All stages are now complete.*	$135,300	Product launch is in process.

Second Generation Dermal Cream	Stages 1 through 4 are complete. Minor Stage 5 (Late Phase Clinical Trial) and Stage 6 (Process Manufacturing Support) work to be completed.*	$59,956	The basic dermal cream has now been developed. Finalization of the formulation is underway. Completion Date: September 30, 2010

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Product	Stage of Development	Funds expended to date	Planned Development

Cold Sore Serum	All stages are now completed.*	$60,057	Product launch is in process

HIviral (refinement and oral route of administration)**	Stages 1, 2, 5 and 6 are complete. Stage 3 (Early Phase Clinical Trial) and Stage 4 (Late Phase Clinical Trial) studies continue to determine efficacy of refined product. The intent of both remaining trials is to ascertain whether prior human clinical study observations and conclusions on product efficacy can be proven in clinical trials. A small animal (monkey) study to attempt to reproduce results of prior human study will begin in Q3, 2010.*	$55,475
Further development, other than that identified under "Stages of Development", includes preparation and approval of a product label.  The Company expects that approximately $142,000 in additional funds for 2010 will be required to complete full refinement of the product.

Completion Date:  December 31, 2010

Hep-viral (refinement and oral route of administration)**
Stages 1, 2, 5 and 6 are complete.  Stage 3 (Early Phase Clinical Trial) and Stage 4 (Late Phase Clinical Trial) studies continue to determine efficacy of refined product.   The intent of both remaining trials is to ascertain whether prior human clinical study observations and conclusions on product efficacy can be proven in clinical trials.*

		No funds have been specifically committed nor spent as data from HIviral (refinement and oral route of administration) study has been used to date.
Further development, other than that identified under "Stages of Development", includes preparation and approval of a product label.  The Company does not have any additional funds committed during the remainder of 2010.

Completion Date:  Unknown

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*When used herein, "Completed" means that the product is fully developed and available for sale in those countries for which regulatory approval has been obtained (Honduras, El Salvador, and Guatemala).  "Complete" means that the process step has either been performed or is not required in the regulatory jurisdiction of Honduras.. The Company does not claim to have completed any stages required by the US FDA or Health Canada.

**The Company has already received Sanitary Registers for each of Anvirzel(TM) (intramuscular injection), HIviral (intramuscular injection) and Hep-viral (intramuscular injection) and currently has marketable products. The Company also has Sanitary Registers allowing for the administration of each of the foregoing through a sublingual (under the tongue) route of administration.  However, the Company is in the process of refining each of Anvirzel(TM), HIviral and Hep-viral to provide for, among other things, an oral route of administration (as opposed to intramuscular injection).  Sanitary Registers are issued by Honduras, El Salvador and Guatemala.

Growth Strategy Target Markets

Cancer

The growth strategy of the Company and its long term projects (for which no funds have yet been specifically allocated) will focus on continuing research to identify new science in the use of oleander extract and its components (oleandrin), including how to manufacture products containing higher concentrations of oleandrin.  This research, as well as other phyto (plant) based research, will include, with respect to the treatment of cancer, identification of tumor lines that Anvirzel(TM) and its components may have activity against, methods for specific targeting of tumor cells, and alternate routes of administration.  The Company also intends to investigate and develop the data necessary for trials to support the data sets gathered from cancer patients using Anvirzel(TM) and its components that indicate (solely through patient responses and not through clinical trials) an increase in the quality of life of those patients using Anvirzel(TM) and its components either as monotherapy or as adjuvant therapy with traditional chemotherapeutic agents and/or radiotherapy.  It is important to note that while patients using Anvirzel(TM) have reported an increase in their quality of life (through reports of more energy, less nausea, etc.), evidence of any such quality of life improvement is anecdotal in nature.  The Company and its medical advisors have hypothesized that Anvirzel(TM) has mitigated some of the harmful side effects of traditional chemotherapy treatment by increasing immune system response in patients, although such hypothesis has not yet been proven.

In what the Company believes is a unique strategy, it's current  marketing plan for Honduras, El Salvador and Guatemala, is to encourage the use of Anvirzel(TM) and its components as a non-competitive therapy for cell proliferative disease (cancer). Traditional chemotherapeutic agents as well as radiotherapy currently dominate the oncological products market.  The Company believes that it can market Anvirzel(TM) as a product that does not compete with the traditional chemotherapeutic agents, but as an agent that may enhance the effects of those traditional agents, contribute to cancer treatment (depending on the type of cancer and nature of the tumor involved), as well as potentially reduce the toxic side effects of certain chemotherapeutic agents.  Anvirzel(TM) is viewed by the Company as an additional "weapon" to be used in the variety of chemotherapeutic protocols prescribed to many cancer patients.  While Anvirzel(TM) is not a cure for cancer, and while it may or may not have the desired effect of inhibiting the growth of tumors or causing the elimination or reduction of tumors, given its limited toxicity (except when used in conjunction with other cardiac glycosides), the Company believes that there is no reason why Anvirzel(TM) cannot be used in the fight against cancer.  The Company believes that this strategy, namely marketing Anvirzel(TM) as an adjuvant therapy, places it in a unique marketing position that will meet with less market entry resistance from those companies that already have a significant share of the oncological products market.

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Currently, the Company provides all of its services from its base of operations in Tegucigalpa, Honduras, since Anvirzel(TM) is approved for sale in Honduras, El Salvador, and Guatemala.  The Company currently serves the citizens of Honduras and the citizens of various nations including the United States that permit importation of Anvirzel(TM) whether by individual use exemptions, compassionate use exemptions, or other regulatory exemptions.  Therefore, the Company's target market includes the residents of Honduras, El Salvador, Guatemala, and individuals who contact our facility in Honduras to receive treatment for cancer and viral disease.  Currently, through a Latin American treaty known as the Union Aduanera, El Salvador and Guatemala each permit the commercial importation of pharmaceutical products manufactured in Honduras for which a Sanitary Register has been received, including Anvirzel(TM).  As the Company has no intention of proceeding past the Phase 1 Clinical Trial in the United States for Anvirzel(TM) (as it believes that new product development will allow it to market products with higher concentrations of oleandrin and better routes of administration.), it is not the intention of the Company to ever apply to have Anvirzel(TM) approved for sale in the United States or Canada and one should not expect any USFDA or Health Canada approval for Anvirzel(TM).  The Company expects to phase out the sale of Anvirzel(TM) within a five (5) year time frame as new products are developed.

The Company is currently in the process of refining both Anvirzel(TM) to provide for, among other things, oral routes of administration

Dermal (Skin)

Under the direction of Dr. Robert A. Newman, an oleander-based dermal cream for sun-damaged skin has been developed. (See: "Additional Oleander Based Products" and "Table 1 – Products and Stages of Development").  The dermal cream market is a large market, both cosmetic and non-cosmetic.  The Company hopes to take advantage of this large market by introducing successive generations of dermal creams commencing with a cosmetic dermal cream in the United States during 2010 (which the Company expects to offer for sale in Canada in 2011).  Pending Health Canada and USFDA approval of impending clinical trials, the Company's goal is to eventually introduce dermal creams to the Canadian and United States' markets which are intended to treat a variety of skin ailments and are not simply cosmetic in nature.  That being said, the Company cannot provide any assurance that such Health Canada or USFDA approval, and subsequent sales into Canada and the United States, will ever materialize.

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HIV and Hepatitis-C

HIviral and HEP-viral are products that the Company believes can be used as adjuvant therapeutic agents to assist in the treatment of patients suffering from HIV or Hepatitis-C by potentially raising the level of such patient's CD4+ cell counts and providing immune system support.  It is important to note that an increase in CD4+ cell counts and a positive immune response does not equal a cure.  There is no published evidence that oleandrin has cured, or has the ability to cure, any viral-related diseases.  The evidence has simply shown that oleandrin may increase immune system support to attacks from such viruses.  In June 2007, HIviral and HEP-viral received Sanitary Registers from the Health Ministry of the Republic of Honduras, although the Company is currently in the process of refining both HIviral and HEP-viral to provide for, among other things, oral routes of administration.

To date, the Company's sales have been limited to foreign sales and those using the limited importation of drugs exception. The Company hopes to begin the marketing of its products through third party sales organization(s) beginning in the second calendar quarter of 2011.

The Company's business is not  seasonal.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2010

The following report, dated August 30, 2010, is a discussion relating to the financial results and condition of Nerium Biotechnology, Inc. ("Nerium" or the "Company") for the six months and quarter ended June 30, 2010.

General
The following discussion and analysis should be read in conjunction with unaudited interim consolidated financial statements and notes thereto for the six months and quarter ending June 30, 2010 and the audited annual consolidated financial statements and notes thereto for the fiscal year ending December 31, 2009 . The financial statements have been prepared in accordance with Canadian GAAP.  Unless otherwise noted herein, all references to dollar amounts contained in this MD&A are to U.S. dollars.  A majority of Nerium's operations are carried out by its Latin American subsidiaries in the Honduran Lempira, which is the subsidiaries' functional currency.

Further information regarding Nerium can be found on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this document constitute "forward-looking statements".  When used in this document, the words "may", "would", "could", "will", "intend", "plan", "propose", "progressing", "anticipate", "believe", "forecast", "estimate", "expect" and similar expressions, as they relate to Nerium or its management, are intended to identify forward-looking statements.  Such statements reflect Nerium's current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause Nerium's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Nerium does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments unless so required by applicable securities laws.

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Business Overview
Nerium is a biotechnology company involved in the development of oleander-based products for the treatment of certain forms of proliferative diseases, viral infections and skin conditions. In addition, the company is developing a line of oleander–based cosmetic products.  The Company's existing product line includes Anvirzel(TM), HIviral, HEP-viral, and the new cosmetic line under the Nerium SkinCare name.

Nerium was incorporated pursuant to the Canada Business Corporations Act on June 1, 2006 to acquire Phoenix Biotech, LTD (Phoenix BVI), a British Virgin Islands corporation, and its five majority-owned Latin American subsidiaries, from Phoenix Biotechnology, Inc., a Texas corporation (Phoenix US).  Nerium currently owns, indirectly, four Latin American corporations, collectively known as "The Salud Integral Group", located in Honduras and El Salvador, which integrate the manufacturing, marketing, and sales of the Company's treatment products, while the cosmetic line is produced by a contract manufacturer in Texas.

Nerium utilizes a proprietary method to grind the Nerium oleander leaves to process the plants into the biomass used for manufacturing of its products. Nerium's wholly-owned subsidiary, Drogueria Salud Integral, has a manufacturing facility in Tegucigalpa, Honduras, that operates under Honduran "current Good Manufacturing Practices" (cGMP) standards and is inspected by the Honduran health ministry to confirm compliance with such standards.  Drogueria Salud Integral is located inside the pharmaceutical manufacturing plant of Francelia Laboratories, whose cGMP clean room is fully operational and is currently producing the Company's existing line of treatment products. Through its Latin American subsidiaries, the Company's products are available to international patients who import the drug under the individual use exemption rules of their respective countries.

Anvirzel(TM), the Company's lead product, is intended to treat certain forms of cancer, and has successfully completed a United States Food and Drug Administration Phase I Study which was limited to establishing safety and dosage.  The study was conducted at the Cleveland Clinic in Cleveland, Ohio.

In addition to AnvirzelTM, Nerium currently has two other marketable products, HIviral and HEP-viral.  In June of 2007, both HIviral and HEP-viral were granted Sanitary Registers by the Health Ministry of the Republic of Honduras: HIviral for use as an adjuvant therapy in the treatment of HIV/AIDS and HEP-viral for use as an adjuvant therapy in the treatment of hepatitis C.

In terms of development stage products, oleander-based dermal creams for cosmetic purposes are currently being tested by shareholders.  These include a general skin repair cream and a cold sore serum.  As at the date of this writing, animal studies and first level human studies have been completed.  As these first generation dermal creams will be for the cosmetic market, no USFDA approval is required to market and sell the products into the United States, although Federal Trade Commission marketing guidelines must be adhered to.

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Nerium also is transitioning from the marketing of AnvirzelTM, HIviral and HEP-viral as therapeutic agents administered by intramuscular injection to the development and marketing of oleander-based products that are administered orally. Nerium believes that its research has demonstrated that an effective oral route of administration for oleander-based therapeutic agents is feasible.

Overall Performance
Consolidated revenue for the second quarter ("Q2") 2010 was $71,008; a decrease of 27% when compared to Q2 2009 revenue of $96,762.  The decrease in revenue noted above is attributable to a decrease in the number of units sold as well as the 25% reduction in the price per unit sold as the economic downturn continues to adversely affect patients seeking alternative cancer therapy.

The net loss and comprehensive loss for Q2 2010 was $327,234 or $0.01 per common share (compared to a net loss and comprehensive loss in Q2 2009 of $221,398, or $0.01 per common share). The loss in the current quarter is primarily the result of general and administrative expenses related to the preparation of a filing with the SEC to be a US reporting company, increased costs associated with research programs for the Company's oleander-based products and a decrease in revenue from the sale of Anvirzel during Q2, 2010.

June 30, 2010 total assets of $850,812 increased by $101,791 when compared to December 31, 2009 total assets of $749,021.  Cash and cash equivalents increased by $73,047 as the company closed on a private placement of 500,000 shares of common stock at $1.00 per share, with warrant, on May 6, 2010.

June 30, 2010 total liabilities of $39,324, all of which consist of accounts payable and accrued liabilities, decreased by $24,847 compared to liabilities of $64,137 at December 31, 2009. This was due, for the most part, to a pay down of accruals.

June 30, 2010 shareholders' equity of $811,488 increased by $126,638 from the December 31, 2009 balance of $684,850 as share capital increases from sale of common stock outpaced comprehensive losses from continued operations.

Summary of Quarterly Results

Quarter Ended	Total Revenues	Net Loss	Basic and Diluted Net Loss Per Common Share
06/30/10	$71,008	$327,398	$0.01
03/31/10	$58,399	$287,999	$0.01
12/31/09	$62,811	$365,621	$0.01
09/30/09	$93,937	$411,195	$0.01
06/30/09	$96,762	$221,398	$0.01
03/31/09	$106,072	$302,969	$0.01
12/31/08	$116,774	$526,508	$0.02
09/30/08	$102,116	$275,645	$0.01
06/30/08	$114,012	$303,020	$0.01

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The Company has experienced revenues in the range of $58,000 to $116,000 per quarter.  The sharp decline in revenue noted during Q1 2010 was attributable to both a decrease in number of units sold and the 25% reduction in price per unit. During Q2 2010, a stronger demand for Anvirzel was reflected in an increase in units sold while still at the reduced price per unit.  Loss per quarter generally has been in the range of $221,000 to $527,000.  These losses fluctuate primarily due to research and development expenditures and stock-based compensation charges.  Stock based compensation charges in Q2 2010 and Q2 2009 were nil.

Results of Operations
Consolidated revenue during Q2 2010 was down $25,754 compared to the same period in 2009 (Q2 2010:  $71,008 to Q2 2009: $96,762).  However, after experiencing declines in revenue each successive quarter following the historical high posted in Q4 2008, Q2, 2010 reflects an increase of $12,609 over Q1, 2010 and an increase of $8,197 over Q4, 2009.  May 2010 reflected an increase in revenues over the same-month, three year average while April and June were very close to making average. It should also be noted that of the three months in the quarter, May had the lowest sales revenue.  All three months were stronger than those of Q1 2010 and the growth in number of units sold continues into Q3 2010.  While demand for the product is once again growing, the 25% price reduction for Anvirzel(TM) remains.  The company is also reducing the price on some units more than 25% as it supports patients in financial distress.

Consolidated revenue for the six months ending June 30, 2010 was $73,427 less than the same period in 2009.  ($129,407 in 2010; $202,834 in 2009)  This was impacted by the lesser number of units sold and the reduced price on those units during 2010 as the economic fallout continues.

The net loss and comprehensive loss for Q2 2010 was $327,234, or $0.01 per common share (compared to a net loss and comprehensive loss for Q2 2009 of $221,398).  Of this, $157,596 is attributable to the research and development expenses (of which there was $72,044 for Q2 2009). $100,000 of the $157,596 was directed toward the Company's HIV research while only $42,140 was directed in Q2 2009.  Part of this is due to timing of payments and part is due to the expansion of this research.  $49,246 was directed toward dermal cream development in Q2 2010 while $19,509 was directed there during Q2 2009. This is all due to the expansion of this research.  Funds for research in other areas was down collectively as it totaled $8,350 in Q2 2010 and $10,395 in Q2 2009.   General and administrative expenses were $218,594 (Q2 2009: $215,539) while loss on foreign exchange was negligible (Q2 2010 of $243: Q2 2009 of $44) and amortization was down slightly (Q2 2010 of $9,181: Q2 2009 of $10,774).  Interest income was also negligible at $164 in Q2 2010 and ($65) in Q2 2009 due to the decline in rates earned and the balances earning those rates.

The net loss and comprehensive loss for the six months ending June 30, 2010 was $90,866 more than the same period in 2009 due to the combination of the lesser revenues during the period and the higher R&D expense.

During Q2 2010, cash and cash equivalents increased by $102,404 to $453,847 from the Q1 2010 balance of $351,443.  A closing on a private placement of 500,000 shares of common stock priced at $1.00 per share, which included a warrant for the purchase of an additional share priced at $1.25 was held on May 6th which boosted the cash balance.  This was partially offset by the cash used to fund the net loss from operations of $336,703 which included $157,596 in R&D expense.

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Inventory increased by $17,510 between Q1 2010 ($154,056) and Q2 2010 ($171,566) due to an increase of raw materials and consumables of $38,574 being only partially offset by a $14,326 decrease in finished goods and a $6,734 decrease in supplies.

Equipment and leaseholds decreased in Q2 2010 ($200,761) compared to Q1 2010 ($209,386) largely due to amortization expense of $9,181.

Total liabilities, all of which are accounts payable and accrued liabilities, decreased by $61,444 during Q2 2010 as compared to Q1 2010, from $100,768 to $39,324, as many accruals were paid off during the quarter.

June 30, 2010 shareholders' equity increased by $184,866 from March 31, 2010, (Q2 2010 $811,488; Q1 2010 $626,622) as (i) share capital increased by net $398,524 due to $60,000 of common stock issued as payment for services, plus $500,000 in the private placement issuances of common shares and only a partial offset  of $161,476 representing the present value of the warrants attached to those share; (ii) shares to be issued decreased  $47,900 to nil as all shares were issued; (iii) there was an increase in contributed surplus of $161,476 (Q2 2010 $901,715; Q1 2010 $740,239) to account for the fair value of warrants noted in (i) above; and (iv) there was a lesser offsetting effect of the increased deficit in the amount of $327,234 due to the continuing net loss and comprehensive loss during the previous three month period (Q2 2010 $5,513,793 and Q1 2010 $5,186,559).

In order to continue its research into oleander and the development of oleander-based products, the Company continued raising additional capital during the quarter.  On May 6, 2010 the Company closed on a private placement of 500,000 units priced at $1.00 each.  Each unit consists of one share of common stock and one warrant to purchase one share of common stock at $1.25 per share within one year of the closing date.   The Company anticipates that additional issuances of common shares on a private placement basis will be the primary means of financing research and development costs into 2011, along with revenue associated with continued sales of Anvirzel(TM).   A new private placement of up to 2,000,000 shares priced at $1.50 per share was approved by the Board of Directors.  No closing on a sale under this private placement is anticipated until September, but through this date, subscriptions have been received for 62,000 shares.  Given the uncertain state of the capital markets, the Company has developed a contingency plan in the event that it is unable to generate cash through the sale of equity, which plan includes the scaling back of certain research and development projects.

Manufacturing of the first "commercial productions" of the general dermal cream and the cold sore serum were initiated during Q4, 2009 and completed during Q1, 2010.  Those products are now being tested by shareholders who sign up on-line, as well as family and friends of those shareholders.  Unlimited release with a major marketer is anticipated during the second quarter of 2011.

The company did not initiate large animal testing as the third phase of HIV research at MD Anderson Cancer Center in Houston, TX during Q2 as originally planned.  This testing had to be delayed while waiting on a manuscript to be written by the researcher and then was further delayed as a revision of the study protocol was undertaken.  It is now anticipated that this testing will commence in late September or early October.

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During Q2, the company was approached by researchers at MD Anderson Cancer Center regarding the study of Anvirzel in two separate Phase II clinical trial settings.  This research is contingent on receipt of grant funding, with one application now submitted and the second application expected to be submitted on or around November 1, 2010.  In addition, the company submitted three applications to the US IRS for receipt of Research grants related to R&D expenditures made in 2009 and expected to be made in 2010.  These three grants total $575,996.

Liquidity
The Company as at June 30, 2010 had current assets of $650,051, which included cash of $453,847; inventory of $171,566; accounts receivable of $771 and prepaid expenses of $23,867.  The Company had liabilities of $39,324 in accounts payable and accruals resulting in net working capital of $610,727.   Most cash equivalents are held in a money market fund, earning a variable rate of market interest, at Texas Capital Bank.  The balance of cash equivalents are held in various operating accounts at Texas Capital Bank, Banco Ficohsa (located in Honduras) and Banco Credomatic (located in Honduras).

Historically, the Company has been able to generate the cash required for operations, as well as its research projects, through the private placement issuances of common shares. While the Company continues to generate considerable interest with investors, given the uncertain state of the capital markets, the Company understands that, during this period of uncertainty, it may have to scale back certain research and development activities in the event that it is unable to fund its operations and research projects through the sale of equity.  Should the Company be unable to supplement funding of its operations through private placement issuances of common shares, the Company would be able to temporarily scale back non-committed research on its HIviral, HEP-viral and dermal cream products.  The above contingency plan would have minimal effect on the Company's near term goals as the Company would still be in a position to meet its significant milestones for 2010, that being having a marketing plan for the first dermal creams in place, the large animal study completed at MDACC regarding HIV and an expansion of the oleander farm operations.

The Company has no long-term debt and long-term obligations are minimal.

Related Party Transactions, Balances and Commitments
During Q2 2010, Nerium or its subsidiaries, entered into (or continue to be a party to) the following related party transactions:

•
The Company incurred consulting fees of $5,000 (2009; $15,000) for services, (shareholder relations), provided by a director (J. Peter Nettelfield) of the Company.  This amount is included in general and administrative expenses.

•
Two separate agreements with a minority shareholder of the Company, (Dr. Ulloa).  The first agreement, a production and purchasing agreement effective June 2004, entitles the shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision.  The second agreement, a consulting agreement effective January 2007, entitles the shareholder to receive an additional $3.25 per vial of Anvirzel(TM) sold to third parties in exchange for consulting services in relation to the production of Anvirzel(TM).  Both agreements remain in effect for as long as Anvirzel(TM) is produced in Honduras.  The Company paid amounts totaling $1,693 in Q2, 2010 ($2,494 in Q2, 2009) to Dr. Ulloa in accordance with these long-term agreements.

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•
A consulting agreement with one of the Company's minority shareholders, Dr. Villatoro.  The agreement entitles Dr. Villatoro to receive $1.00 per vial of Anvirzel(TM) sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, and expires 2018.  The Company paid amounts totaling $538 in Q2 2010 ($769 in Q2, 2009) to Dr. Villatoro in accordance with the agreement.

The above transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Other than as specifically noted above, there are no ongoing contractual or other commitments resulting from the above noted related party transactions.

Capital Resources
The Company has no long-term debt financing arrangements and does not anticipate incurring any such debt.  Since incorporation, a majority of cash has been raised through private placement issuances of common shares.  It is expected that further cash will be raised through issuances of common shares on a private placement, which, along with cash received through continuing product sales, will be sufficient to meet capital requirements for 2010.  However, given the uncertain state of the capital markets, the Company has developed a contingency plan in the event that it is unable to generate cash through the sale of equity, which plan includes the scaling back of certain research and development projects.

Commitments for expenditures for the next twelve months include:

•	$6,794: Payable to PharmaForm for completion of stability studies. Obligation will be funded with cash on hand.
•	$105,000: Payable to ST&T for completion of the GRAS report. Obligation will be funded with cash on hand.
•	$244,163 payable to M.D. Anderson of which $100,000 has already been paid,

There are no commitments for expenditures (other than the office lease) past one year.

Critical Accounting Estimates

Stock-based compensation - Nerium has in effect a Stock Option Plan.  Stock options awarded to employees, directors and officers are accounted for using the fair value-based method over the vesting period.  Stock options issued to consultants are accounted for using the fair-value-based method over the period of services provided.  Fair value is calculated using the Black-Scholes option valuation model.  Any consideration received from the Plan participants upon exercise of stock options is credited to share capital.

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Measurement uncertainty – The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

The Black-Sholes option valuation model used by Nerium to determine fair values was developed for use in estimating the fair value of freely traded options.  This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise.  Changes in the subjective input assumptions can materially affect the fair value estimates, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of Nerium's stock options granted or vested during the year.

Future Changes in Accounting Policies

i.	International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that IFRS will replace Canadian GAAP in 2011 for Canadian publicly accountable profit-oriented enterprises. The Company will be required to report its results in accordance with IFRS beginning in 2011. The adoption of IFRS on January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company's IFRS implementation project consists of three primary phases which will be completed by a combination of in-house resources, external auditors and external consultants.

1.
Initial diagnostic phase – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a significant, moderate or low impact on the Company's financial reporting.

2.
Impact analysis, evaluation and conversion phase – Involves the selection of IFRS accounting policies, the quantification of the impact of changes on the Company's existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

3.	Implementation and review phase – Involves training key finance personnel and implementation of the required changes to the Company's information systems, business policies and procedures.

The Company is progressing with its IFRS transition plan.  The differences that have been identified in the diagnostic phase to date are summarized below.  The Company has also determined that its accounting policies generally are aligned with IFRS requirements in many key areas.  At this time, management of the Company cannot quantify the impact that the future adoption of IFRS will have on the Company's financial statements.
1.	Transitional Impact on Financial Statement presentation:

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➢	The Company's financial statements will have a different format upon transition to IFRS. The Company will reformat the financial statements in compliance with IAS 1.
2.
First-time adoption of IFRS standards – IFRS 1: The Company has identified the following optional exemptions that it expects to apply in its preparation of an opening IFRS statement of financial position on the transition date:

➢	To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the transition date;
➢	To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date;
➢
To apply the transition provisions of IFRIC 14 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.

➢
IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical valuation under the prior GAAP.  The Company will elect to use the historical cost carrying values as determined under Canadian GAAP for transitional purposes.

3.	PP&E:
➢
IAS 16 contains more extensive guidance with respect to components within PP&E.  The Company does not expect any changes to its accounting policies related to PP&E that would result in a significant change to line items within its financial statements.

4.	Share-based payments:
➢
IFRS 2 in certain circumstances requires a different measurement of stock-based compensation related to stock option than current Canadian GAAP.  The Company does not expect any changes to its accounting polices related to share-based payments that would result in a significant change in line items within its financial statements.

5.	Accounting for income taxes:
➢
IAS 12 contains different requirements related to recognition and measurement of future (deferred) income taxes. The Company does not expect any changes to its accounting polices related to share-based payments that would result in a significant change in line items within its financial statements.

The Company will continue to monitor changes to IFRS throughout 2010 and will review and assess any new or modified IFRS standards that are issued prior to changeover.

Based on findings from the diagnostic phase of the project the Company does not expect that adoption of IFRS will have a pervasive impact on its present systems and processes. As the accounting policies are selected, appropriate changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures will be made. Any changes in accounting policies could result in additional controls or procedures being required to address reporting of first-time adoption as well as ongoing IFRS reporting requirements. At this point, the Company has not determined its final accounting policy choices. Training for management and communication with the Audit Committee is occurring throughout the IFRS implementation project.

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Subsequent disclosures:
➢
The Company's MD&A for the 2010 interim periods and the year ended December 31, 2010, will include updates on the progress of the transition plan, and, to the extent known, further information regarding the impact of adopting IFRS on the key items in the financial statements.

➢
The Company's first financial statements prepared in accordance with IFRS will be the interim financial statements for the three months ending March 31, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS.  The interim financial statements for the three months ending March 31, 2011, will also include 2010 financial statements for the comparative period, adjusted to comply with IFRS, and the Company's transition date IFRS statement of financial position at January 1, 2010.

ii.
Business Combinations – In January 2009, the CICA issued Handbook Section 1582, "Business Combinations".  Section 1582 replaces CICA Handbook Section 1581, "Business Combinations", and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted.

In the event of an acquisition after mandatory adoption of this standard, management expects some negative impact on results of operations from the adoption of this standard as it requires all costs related to an acquisition to be expensed as incurred.

Non-controlling Interests - In January 2009, the CICA issued Handbook Sections 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests".  Sections 1601 and 1602 are applicable for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. An entity must adopt Sections 1582, 1601 and 1602 at the same time.

Section 1601 together with Section 1602 replaces CICA Handbook Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  The Company is evaluating the impact of this standard on its consolidated financial statements.

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Stock Options
Nerium has reserved and set aside up to 6,256,000 common shares for the granting of options to employees, officers, directors and advisors.  The terms of the awards under the plan are determined by the Board of Directors.  At June 30, 2010, there were 2,880,000 stock options outstanding with a weighted-average exercise price of $0.33.  The number of stock options outstanding equals 9.21% of the issued and outstanding common shares.

Financial Instruments
(i)
Fair value – The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

(ii)
Credit risk – Credit risk is the risk of loss associated with a counterparty's inability to fulfill its contractual obligations.  The Company is exposed to credit risk on its cash and cash equivalents and accounts receivable.

The Company has deposited the cash and cash equivalents with reputable financial institutions from which management believes the risk of loss is minimal.  The Company's cash and cash equivalents are not subject to any external restrictions.

Management believes that credit risk concentration with respect to the financial instruments included in accounts receivable is remote.

(iii)
Liquidity risk - The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company does not have any debt other than accounts payable and accrued liabilities.

Since inception, the Company has financed its liquidity needs through private placements of common shares.  To secure additional capital, the Company may attempt to raise additional funds through the issuance of common shares.

(iv)	Interest rate risk – Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company is exposed to interest rate risks arising from fluctuations in interest rates received on its cash and cash equivalents.  Fluctuations in market interest rates do not have a significant impact on the Company's results of operations due to the short-term nature of interest bearing cash and cash equivalents.

Accounts payable and accrued liabilities bear no interest.

(v)
Currency risk – The Company is exposed to currency fluctuations as a significant amount of its accounts payable and accrued liabilities are denominated in Canadian dollars and Honduran Lempira.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

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As at June 30, 2010, a change in the Canadian dollar of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the year of $1,509.

As at June 30, 2010, a change in the Honduran Lempira of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the year of $1,456.

Capital Disclosure

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations.  The Company includes shareholders' equity in the definition of capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the quarter ended June 30, 2010.  The Company is not subject to externally imposed capital requirements.

Results of Operations for the Year Ending December 31, 2009

Consolidated revenue during Q4 2009 was down $53,963 compared to the same period in 2008 (Q4 2009:  $62,811 to Q4 2008: $116,774).   Two of three months of Q4 2009 had unit sales below the same-month, three year average.  At the same time, pricing for Anvirzel(TM) was reduced 25% on most sales as the economy further impacted people in search of alternative treatments not covered by insurance.  For the twelve months ending December 31, 2009, revenues of $359,582 is 10% lower than the comparable period of 2008, however, it is still 42% above the baseline set in 2007 for the first year of operations.

The net loss and comprehensive loss for Q4 2009 was $365,621, or $0.01 per common share (compared to a net loss and comprehensive loss for Q4 2008 of $526,508).  Of this, $118,466 is attributable to the research and development expenses (of which there was $167,512 for Q4 2008) and nil is attributable to stock-based compensation (of which there was $119,761 for Q4 2008).  General and administrative expenses were $276,677 which is $60,756 or 18% lower in the quarter than in Q4 2008 (Q4 2009:  $276,677; Q4 2008: $337,433) primarily due to a decrease in fees incurred with the prospectus filing in Q4 2008.  For the twelve months ending December 31, 2009, the net loss and comprehensive loss was $1,301,183 or $0.04 per common share. The net loss and comprehensive loss for the comparable period of 2008 was $1,428,738 or $0.05 per common share.

During Q4 2009, cash and cash equivalents decreased by $177,512 to $380,800 from the Q3 2009 balance of $558,312.  Sale of common shares slowed during the quarter compared to other quarters in the year and research expenses were paid. For the year 2009, sale of common shares totaled $545,925 compared to $1,305,110 in 2008. Research and development expenses paid in 2009 totaled $516,282 compared to $484,901 in 2008.

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Inventory decreased by $56,936 between Q3 2009 ($214,054) and Q4 2009 ($157,118) due primarily to disbursement of finished goods through sale or gift.  Inventory decreased by $85,565 during the twelve months ending December 31, 2009 as "raw material and consumables" decreased from $103,132 at year-end 2008 to $80,896 at year-end 2009, due to consumption of biomass for research during Q4 and the decrease of finished goods noted above. Finished goods were also impacted by a write-off of $29,230 for vials of Anvirzel that expired in June, 2009. This write down represented the actual cost of expired drug product and because it is a rare event, there is no obsolescence reserve recorded in the financial statements.  Gifts of drug product represent medicine inventory given out to patients as free samples or what is used by the company in treating those patients remaining in the HIV study begun by the Company in 2002. These patients have remained on protocol and continue to provide the Company with periodic health reports.  The cost of this inventory is recorded in research and development expense for the year and amounted to $24,843 in 2009 and $26,633 in 2008.

Equipment and leaseholds decreased in Q4 2009 ($192,243) vs Q3 2009 ($203,548) due to amortization expense of $10,972 while decreasing $37,160 compared to year-end 2008 ($229,403) primarily due to amortization expense of $41,606.

With respect to total liabilities, accounts payable and accrued liabilities increased by $27,559 during Q4 2009 as compared to Q3 2009, from $36,612 to $64,171, primarily due to an increase in accrued fees related to the dermal cream research and branding. For the twelve months ended December 31, 2009, total liabilities decreased by $109,007, primarily due to the payoff, during 2009, of the accrued professional fees (consulting and accounting) related to the prospectus filing that was made in Q4, 2008.

December 31, 2009 shareholders' equity decreased by $563,337 from year-end 2008, as (i) share capital increased by $693,651 primarily due to the private placement issuances of common shares which provided the Company with $545,925 in cash, $118,487 for shares issued in accordance with a product development agreement, and $30,000 for a consulting agreement (ii) shares to be issued increased $37,594 as part of an accrual on a separate consulting contract (2008 was nil), (iii) there was an increase in contributed surplus of $33,601 primarily due to a $32,840 increase realized in the settlement of certain legal fees with common stock and (iv) there was a greater offsetting effect of the increased deficit in the amount of $1,301,183 due to the continuing net loss and comprehensive loss during the previous twelve month period.

In order to continue its research into oleander and the development of oleander-based products, the Company continued raising additional capital during the quarter. The Company's plan was to engage in a private placement issuance of 2,000,000 common shares at $1.00 per common share. Through the end of Q4 2009, 1,851,035 common shares had been issued, netting the Company $1,831,035 (net of $20,000 in common share issuance expenses).  55,000 common shares were sold during Q4 2009 pursuant to the private placement.  Through the date of this MD&A, a total of 2,075,500 common shares were issued as this private placement was oversold and closed in Q1 2010.  The Company netted $2,055,500 in cash from this private placement.  The Company anticipates that additional issuances of common shares on a private placement basis will be the primary means of financing research and development costs into 2010, along with revenue associated with continued sales of Anvirzel(TM).  Given the uncertain state of the capital markets, the Company has developed a contingency plan in the event that it is unable to generate cash through the sale of equity, which plan includes the scaling back of certain research and development projects.

Index

Manufacturing of the first "commercial productions" of the general dermal cream and the cold sore serum were initiated during Q4, 2009 and completed during Q1, 2010.  Those products are now being sent to shareholders who sign up for testing of the products prior to final release to the public.  The Company expects to go into controlled commercial rollout prior to unlimited release now planned for Q1 2011.

During the quarter, the company completed the second phase of HIV research at MD Anderson Cancer Center in Houston, TX.  During Q2, 2010, the third phase, consisting of large animal testing, will be initiated through MD Anderson.  Results continue to be encouraging.

Liquidity
The Company as at December 31, 2009 had current assets of $556,778, which included cash of $380,800; inventory of $157,118; accounts receivable of $7,892 and prepaid expenses of $10,968.  The Company had liabilities of $64,171 in accounts payable and accruals resulting in net working capital of $492,607. The primary reasons for the $608,184 net decrease in liquid assets compared to year-end 2008 ($1,164,962) is due to the lesser private placement issuance of common shares, the decrease in sales revenue and the payoff of accrued liabilities during 2009.  Most cash equivalents are held in a money market fund, earning a variable rate of market interest, at Texas Capital Bank.  The balance of cash equivalents are held in various operating accounts at Texas Capital Bank, Banco Ficohsa (located in Honduras) and Banco Credomatic (located in Honduras).

Historically, the Company has been able to generate the cash required for operations, as well as its research projects, through the private placement issuances of common shares. While the Company continues to generate considerable interest with investors, given the uncertain state of the capital markets, the Company understands that, during this period of uncertainty, it may have to scale back certain research and development activities in the event that it is unable to fund its operations and research projects through the sale of equity.  Should the Company be unable to supplement funding of its operations through private placement issuances of common shares, the Company would be able to temporarily scale back non-committed research on its HIviral and HEP-viral products.  The above contingency plan would have minimal effect on the Company's near term goals as the Company would still be in a position to meet its significant milestones for 2010, being having the first generation of dermal cream selling in the United States, completion of the large animal HIV research and the expansion of oleander plants growing in the field.

The Company has no long-term debt and long-term obligations are minimal with less than 5% of the budget earmarked in 2010 and beyond for long term obligations (including office rent and a certain farm lease).

Operating leases

At December 31, 2009, the Company is committed to operating lease payments for its various premises in the following amounts:

2010	$84,987
2011	59,201
$144,188

Index

Research and Development

As at December 31, 2009, the Company was committed to outsource certain research and development activities to third parties.  Estimated payments for future expenditures in accordance with the terms of certain agreements, which are due upon delivery of research data, are approximately $67,294.

Related Party Transactions, Balances and Commitments
During 2009, Nerium or its subsidiaries, entered into (or continue to be a party to) the following related party transactions:

•
The Company paid Phoenix US a total of $53,024 for access to its leased premises to harvest raw materials during the year.  This amount was recorded as a direct cost of raw materials inventory. (2008; $51,480)

•
The Company incurred consulting fees of $40,000 (2008; $15,000) for services, (shareholder relations), provided by a director (J. Peter Nettelfield) of the Company.  This amount is included in general and administrative expenses.

•
Two separate agreements with a minority shareholder of the Company, (Dr. Ulloa).  The first agreement, a production and purchasing agreement effective June 2004, entitles the shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision.  The second agreement, a consulting agreement effective January 2007, entitles the shareholder to receive an additional $3.25 per vial of Anvirzel(TM) sold to third parties in exchange for consulting services in relation to the production of Anvirzel(TM).  Both agreements remain in effect for as long as Anvirzel(TM) is produced in Honduras.  The Company paid amounts totaling $9,402 in 2009 ($9,667 in 2008) to Dr. Ulloa in accordance with these long-term agreements.

•
A consulting agreement with one of the Company's minority shareholders, Dr. Villatoro.  The agreement entitles Dr. Villatoro to receive $1.00 per vial of Anvirzel(TM) sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, and expires 2018.  The Company paid amounts totaling $2,893 in 2009 ($2,967 in 2008) to Dr. Villatoro in accordance with the agreement.

The above transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Other than as specifically noted above, there are no ongoing contractual or other commitments resulting from the above noted related party transactions.

Capital Resources
The Company has no long-term debt financing arrangements and does not anticipate incurring any such debt in 2010.  Since incorporation, a majority of cash has been raised through private placement issuances of common shares.  It is expected that further cash will be raised through issuances of common shares on a private placement, which, along with cash received through continuing product sales, will be sufficient to meet capital requirements for 2010.  However, given the uncertain state of the capital markets, the Company has developed a contingency plan in the event that it is unable to generate cash through the sale of equity, which plan includes the scaling back of certain research and development projects.

Index

Commitments for capital expenditures in 2010 include:

•	$41,500: Payable to MDAnderson Cancer Center for continuing study of anti-viral properties of oleander extract. Obligation will be funded with cash on hand.
•	$25,794: Payable to PharmaForm for completion of stability studies. Obligation will be funded with cash on hand.

Results of Operations for the Year Ending December 31, 2008

For the year ending December 31, 2008, revenues of $395,226 is 56% higher than the comparable period of 2007, posting well above the 25% annual growth projected by the Company at the commencement of 2008.

The net loss and comprehensive loss for the year ending December 31, 2008, was $1,428,738 or $0.05 per common share. The net loss and comprehensive loss for the comparable period of 2007 was $1,074,508 or $0.04 per common share.

During 2008, cash and cash equivalents increased by $154,658 to $900,143 from the YE 2007 balance of $745,485 due to the sale of $1,305,110 of common shares at $1.00 per share. Inventory increased by $108,554 between 2008 ($242,683) and 2007 ($134,129) as "raw material and consumables" increased from $8,033 at year-end 2007 to $103,132 at year-end 2008, due primarily to the purchase of additional oleander biomass during 2008.  Prepaid expenses increased by $10,780 in the year ending December 31, 2008 ($16,816) compared to year-end 2007 ($6,036) due to additional research initiatives undertaken by Nerium.

Equipment and leaseholds decreased by $4,438 in 2008 ($229,403) vs 2007 ($233,841) due to amortization expense of $44,119 being almost offset by additions attributable to the relocation of the US office in Q1 2008.

Total liabilities, all of which were in accounts payable and accrued liabilities, increased by $110,493 during 2008 as compared to 2007, from $62,685 to $173,178, primarily due to an increase in accrued fees related to the prospectus filing and dermal cream research.

On a year-ending December 31, 2008 comparative basis, share capital increased by $1,360,471 (2008: $4,100,157; year-end 2007: $2,739,686) primarily due to the private placement issuances of common shares for net proceeds of $1,305,110.  Contributed surplus increased by $230,407 (2008: $718,407; year-end 2007: $488,000) due, for the most part, to the addition of stock-based compensation of $232,761 and the reclassification of $2,354 from contributed surplus to share capital due to the exercise of 30,000 stock options by an officer of the Company.  The deficit increased $1,428,738 (2008: $3,597,377; year-end 2007: $2,168,639) due to the net loss and comprehensive loss of the same amount.

Index

Small animal testing of the initial dermal cream formulations was completed in 2008.  The Company fully funded the small animal study in the amount of $9,803.  The first three dermal cream human testing studies were also completed in 2008.  The fourth dermal cream human study concluded in January 2009. No serious negative side effects were noted in any of the studies. The first three dermal cream human studies have been funded up to 90% ($201,312), with the remaining 10% ($22,368) balance due upon delivery of the final reports. The fourth dermal cream human study has been funded up to 60% ($31,800) and the remaining 40% ($21,200) will be paid upon delivery of the final report.  (Note: These have been fully funded as of the date of this MD&A.) Final reports have been reviewed by management.    Also paid by the Company for the first generation of dermal cream was $5,000 for intellectual property protection, 50,000 shares of common stock valued at $50,000 for intellectual property and $25,000 for formulation and production.  The second, third and fourth human testing studies advanced quicker than originally anticipated, in part due to the safety record observed and in part due to funding availability.

The second phase of research on HIviral commenced prior to year-end and the first installment of funding in the amount of $50,000 was paid, with an additional $25,000 paid in Q1 2009.  This represents 50% of the amount contracted for.  Additional phases beyond this second phase are anticipated, subject to funding availability, for later in 2009 or into 2010.

Liquidity

The Company as at December 31, 2008 had current assets of $1,164,962, which included cash and cash equivalents of $900,143; inventory of $242,683; accounts receivable of $5,320 and prepaid expenses of $16,816.  The Company had liabilities of $173,178 in accounts payable and accruals resulting in net working capital of $991,784. The primary reasons for the $277,071 increase in liquid assets compared to year-end 2007 ($887,891) is due to the private placement issuance of common shares in the net amount of $1,305,110 and product sales of $395,051.  Most cash equivalents are held in a money market fund, earning a variable rate of market interest, at Texas Capital Bank.  The balance of cash equivalents are held in various operating accounts at Texas Capital Bank, Banco Ficohsa (located in Honduras) and Banco Credomatic (located in Honduras).

Given the Company's current cash position, coupled with revenue generated from ongoing sales of the Company's products, the Company is in a position to operate its business, with a majority of its research projects for all of 2009.

The Company has no long-term debt and long-term obligations are minimal with less than 5% of the budget earmarked in 2009 and beyond for long term obligations (including office rent and a certain farm lease).

Related Party Transactions and Commitments

During 2008, Nerium, or any of its subsidiaries, entered into (or continue to be a party to) the following related party transactions:

Index

•	The Company paid Phoenix US a total of $63,480 for access to its leased premises to harvest raw materials during the year. This amount was recorded as a direct cost of raw materials inventory.

•
The Company incurred consulting fees of $85,957 (2007 - $50,000) during the year for services provided by a company controlled by a director (John F. O'Donnell) of the Company in connection with the Company's prospectus filing.  This amount is included in general and administrative expenses.  In addition, as at December 31, 2008 the amount of $85,957 is included in accounts payable and accrued liabilities.

•
The Company incurred consulting fees of $15,000 (2007 - $NIL) during the year for services, (shareholder relations), provided by a director (J. Peter Nettelfield) of the Company.  This amount is included in general and administrative expenses.  In addition, as at December 31, 2008 an amount of $5,000 is included in accounts payable and accrued liabilities in relation to this service.

•
Two separate agreements with a minority shareholder of the Company, (Dr. Ulloa).  The first agreement, a production and purchasing agreement effective June 2004, entitles the shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision.  The second agreement, a consulting agreement effective January 2007, entitles the shareholder to receive an additional $3.25 per vial of Anvirzel(TM) sold to third parties in exchange for consulting services in relation to the production of Anvirzel(TM).  Both agreements remain in effect for as long as Anvirzel(TM) is produced in Honduras.  The Company paid amounts totaling $9,667 in 2008 ($5,680 in 2007) to Dr. Ulloa in accordance with these long-term agreements.

•
A consulting agreement with one of the Company's minority shareholders, Dr. Villatoro.  The agreement entitles Dr. Villatoro to receive $1.00 per vial of Anvirzel(TM) sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, and expires 2018.  The Company paid amounts totaling $2,967 in 2008 ($1,740 in 2007) to Dr. Villatoro in accordance with the agreement.

The above transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Other than as specifically noted above, there are no ongoing contractual or other commitments resulting from the above noted related party transactions.

Capital Resources

The Company has no long-term debt financing arrangements and does not anticipate incurring any such debt in 2009.  Since incorporation, a majority of cash has been raised through private placement issuances of common shares.  It is expected that further cash will be raised through issuances of common shares on a private placement basis, which, along with cash received through continuing product sales, will be sufficient to meet capital requirements for 2009.

Index

Results of Operations for the Year Ending December 31, 2007

Nerium experienced its first full year of consolidated operations during 2007 after effectively acquiring the Latin American subsidiaries on December 31, 2006.  As a result, events happened in 2007 that significantly impacted the assets, liabilities and shareholder equity accounts.  The financial information contained in the Nerium Biotechnology, Inc. Consolidated and Combined Financial Statements Dated December 31, 2008, 2007 and 2006 show a balance sheet, income statement and cash flows for the year 2006 that is essentially only of the Latin American operations which were acquired by Nerium on December 31, 2006.  Separate Nerium assets, liabilities, income and expenses prior to January 17, 2007 are immaterial.

Cash increased primarily due to the sale and issuance of common shares in the net amount of $1,257,691.  Of the $745,485 in cash and cash equivalents at December 31, 2007, $704,745 is held in a Money Market Account at a Texas-based bank where it earns a variable market rate of interest.  The Money Market Account is an interest earning deposit account that is federally insured by the FDIC up to the maximum allowed by U.S. law.  This account is tied to a checking account which is also insured by the FDIC, and funds are transferred to the checking account, which does not earn interest, from the Money Market Account, as needed.  This transfer can function either automatically or manually at the account holder's discretion.

All other current asset accounts were virtually unchanged between year-end 2007 and year-end 2006.

Equipment and leaseholds decreased $24,890 during the year, (2007: $233,841 vs 2006: $258,731) as the $46,685 amortization was partially offset by capital purchases primarily related to the furnishing of the San Antonio office.

Current Liabilities of $62,685 at December 31, 2007 increased from $22,741 at December 31, 2006 due to accrued professional fees, most of which related to the auditing of the financial statements for the year then ended and the financial statement preparation for the second and third quarters of 2007.

Share Capital increased due to the private placement issuance of common shares of the Company.  In 2006, the Company initiated a private placement of up to 3,500,000 common shares.  3,300,000 common shares were sold in 2006 at CDN$0.001 per share and the remaining 200,000 were sold in 2007.  Current management sold and issued an additional 3,000,000 common shares at CDN$0.50 during the first half of 2007 which netted the Company USD$1,257,691 after share issuance costs of USD$43,762.

Contributed Surplus increased from $nil to $488,000 during the 2007 year as the Company received a $20,000 contribution from Phoenix Biotechnology, Inc. ("Phoenix") for startup of the U.S. office during the first quarter of 2007.  Phoenix and the Company have many common shareholders, so a successful launch of the Company was mutually beneficial.   The remainder of $468,000 is due to the stock-based compensation granted to officers, directors and advisors.  The fair value of 1,950,000 stock options granted on January 17, 2007, which vested immediately, was determined to be $153,000 at $0.08 per option, using the Black-Scholes model for pricing options that includes stock volatility of 105%.  The fair value of 800,000 stock options granted on July 9, 2007, which vested immediately, was determined to be $315,000 at $0.39 per option, using the Black-Scholes model for pricing options that includes stock volatility of 105%.

Index

The Deficit increased from $1,094,131 as at December 31, 2006 to $2,168,639 as at December 31, 2007 due to net losses incurred during the year.  Non cash expenses included in the 2007 loss are $468,000 in stock-based compensation related to the granting of options and $46,685 of amortization.

During 2007, sales increased due to an increase in customer base as the Latin American operations re-energized after the acquisition by Nerium.  Annual sales had declined over the past five years as the previous owner/management shifted focus from the marketing of Anvirzel(TM) to research of a new route of administration during 2002. The Company now ships its products to patients located in over 20 countries.

Income from medical services declined in 2007 to $499 from $9,279 in 2006. Under the previous owner, a one-time administrative fee was collected up-front.  This fee is no longer collected.

In 2007, general and administrative expenses (G&A) increased $510,239 over 2006 due to the initiation of corporate activities of Nerium.  G&A of only the Latin American operations in 2006 were $262,213.  Corporate activities were negligible for Nerium during FY 2006.  However, with the opening of a corporate office in San Antonio during January 2007, a full year of additional administrative expenses was realized. This is primarily centered in new payroll expenses of $172,455, audit and accounting fees of $100,563, legal and consulting fees of $71,934 and management service fees of $30,804.

Research and development expenses increased from nil in 2006 to $13,461 in 2007 due to the implementation of research projects that include the oleander plant, the biomass used in production and the freeze-dried oleander extract.

Stock-based compensation expense of $468,000 resulted from the granting of stock options to certain officers, directors and advisors during 2007.  There were no stock options previously granted.  At the end of 2007, Nerium had 2,750,000 stock options granted and outstanding with a weighted-average exercise price of CDN$0.22.  The 2,750,000 stock options are in two groups.  One group consists of 1,950,000 share options with an exercise price of CDN$0.10 and the second group consists of 800,000 share options with an exercise price of CDN$0.50.

Interest income was earned on the Company's cash position and amounted to $29,657 in 2007.  There were no such earnings in 2006.

Cash flow in 2007 was negatively impacted by the net operating loss of $1,104,165, $514,685 of which consisted of non-cash charges due to stock-based compensation and amortization.  Positive impact was felt from net cash generation through the private placement issuance of common shares in the amount of $1,257,691 and contribution of $20,000 for the startup of the San Antonio office from Phoenix Biotechnology, Inc. The cumulative effect was that the cash position of the consolidated entities went from an opening balance of $20,646 to an ending balance of $745,485.

Index

Liquidity

Net working capital at year-end 2007 of $825,206 is centered in cash and cash equivalent deposits of $745,485, inventory of $134,129 prepaid expenses of $6,036 and accounts receivable of $2,241.  Current liabilities are $62,685 and are all in accounts payable and accruals.  $825,206 represents an increase over the $129,133 as at December 31, 2006, primarily due to sale of common shares during the year and an increase in product sales.

The Company has no long-term debt and long term obligations are minimal with less than 4% of the budget earmarked in 2008 and beyond for long term obligations.

Related Party Transactions

During 2007, Nerium, or any of its subsidiaries, entered into the following related party transactions:

•	Raw material, consisting of air-ground oleander plant powder (biomass), was purchased from Phoenix Biotechnology, Inc. in the amount of $488.

•	A cash contribution was received from Phoenix Biotechnology, Inc. in the amount of $20,000 that is reflected in contributed surplus.

•
Dr. Ulloa, a minority shareholder of Nerium, was paid $5,680 (2006 - $2,085) in accordance with an indefinite term agreement related to production and sale of certain vials of Anvirzel(TM) and the amount is included in general and administrative expense.  The agreement, which remains in full force and effect while Anvirzel(TM) is being manufactured and/or produced in Honduras, provides Dr. Ulloa with a certain sum for each vial of Anvirzel(TM) sold.

•
Dr. Villatoro, a minority shareholder of Nerium, was paid $1,740 (2006 - $1,276) in accordance with a long-term agreement (to expire in 2018) related to sale of certain vials of Anvirzel(TM) and the amount is included in general and administrative expense.  The agreement, which contains an 18 year term, provides Dr. Villatoro with a certain sum for each vial of Anvirzel(TM) sold.

•	A company controlled by John F. O'Donnell, a director of Nerium, was paid $50,000 (2006–nil) for consulting services related to the organization, reorganization and financing of Nerium.

The above transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Other than as specifically noted above, there are no ongoing contractual or other commitments resulting from the above noted related party transactions.

Index

Capital Resources

The Company has no long-term debt financing arrangements and does not anticipate incurring any such debt.  Since incorporation, a majority of cash has been raised through private placement issuances of common shares.  It is expected that further cash will be raised through issuances of common shares on a private placement basis, which, along with cash received through continuing product sales, should be sufficient to meet capital requirements.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth the name, age and the office (if any) held with the Company for each of the officers and directors of the Company.

Name	Age	Position
Dennis R. Knocke	58	Chairman of the Board, President & Chief Executive Officer
Joseph B. Nester	53	Chief Financial Officer, VP of Operations, Secretary & Treasurer
J. Peter Nettelfield	76	Director
John F. O'Donnell	62	Director
Gustovo A. Ulloa, Jr.	41	Director
John C. C. Wansbrough	78	Director
Peter A. Leininger, MD	67	Director

The term of office of each director expires following the next annual meeting or until their successor is elected or appointed.

Further information on the management and board of the Company follows:

Dennis R. Knocke.  Mr. Knocke has served as the President, Chief Executive Officer and as Chairman of the Board of Directors of the Company since January 2007.  Mr. Knocke performs all of the executive management functions commensurate with his position, and also coordinates product research and product development.  From January 2000 to December 2006, Mr. Knocke served in an executive management position with Phoenix Biotechnology, Inc. ("Phoenix USA"), and in such capacity was responsible for, among other things, creation of Phoenix USA's Latin American operations.  Mr. Knocke attended Sam Houston State University in Huntsville, TX.  From 1998 to 1999, Mr. Knocke was President of Bexar Credentials Verification, Inc., a startup software technology company whose principals included the Bexar County Medical Society, the Texas Medical Liability Trust, and Florida Physicians Insurance Company.  Mr. Knocke has also successfully founded and operated several startup health care companies that were acquired by national and international business entities listed on the New York and London stock exchanges.  Such companies were involved in the sale of health care equipment to hospitals and home care patients.  Mr. Knocke dedicates approximately 100% of his time to the Company.  Mr. Knocke is not a party to any non-competition agreement or non-disclosure agreement with the Company.

Index

Joseph B. Nester.  Mr. Nester has served as Chief Financial Officer, VP Operations, Secretary and Treasurer of the Company since February 2007.  In this role with the Company, Mr. Nester is responsible for all financial and accounting activities.  In addition, Mr. Nester is actively involved in the coordination of plant growing, harvesting and biomass production, as well as related distribution and testing.  From July 2003 to January, 2007, Mr. Nester served in a regulatory compliance capacity at World Savings Bank FSB.  Mr. Nester's additional experience includes eight years (1977 to 1985) with the United States Treasury Department, Office of the Comptroller of the Currency as a National Bank Examiner and twelve years (1985 to 1997) with Frost National Bank in lending. Mr. Nester also has four years experience with a startup pharmaceutical company, where he was initially the Secretary Treasurer and later became its President, and was involved in dealing and liaising with both researchers and regulatory agencies.  During this time, Mr. Nester led the company in a successful Phase One clinical study and implementation of a Compassionate Use Investigational New Drug (CUIND) program and had direct involvement with the US FDA, among other regulatory agencies.  Mr. Nester has also successfully completed the first level of instruction in brain development at the Institutes for the Achievement of Human Potential in Philadelphia, PA.  As a result, for the past twelve years he has been a facilitator of an independent study program on brain development conducted through the University of Texas at San Antonio.  Mr. Nester graduated from the University of Texas at Austin with a BBA in General Business.  Mr. Nester dedicates approximately 100% of his time to the Company and has not entered into any non-competition or non-discharge agreement with the Company.

J. Peter Nettelfield.  Mr. Nettelfield has been a director of the Company since January 2007.  Mr. Nettelfield had been a partner in and was active in B.P. Enterprises in San Antonio, Texas, an entity which owns and manages office and warehouse properties. Prior thereto, Mr. Nettelfield was an investment banker for 20 years, serving in various management positions with three separate firms in Toronto, Ontario,  Canada.

John F. O'Donnell.  Mr. O'Donnell has been a director of the Company since June 2006 and is a practicing attorney in Toronto, Ontario, Canada where he is associated with the law firm of Strikeman, Keely, Speigel, Pasternack, LLP.  From September, 2003 to December 2007 he was a sole practioner in Toronto and from September 1997 to September 2003 he was affiliated with the firm of Shibley Righton, LLP in Toronto. Mr. O'Donnell holds a degree from the University of Windsor.  Mr. O'Donnell also serves as a director of several Canadian listed companies.

Gustavo A. Ulloa, Jr.  Mr. Ulloa has served as a director of the company since January 2007.   Mr. Ulloa is currently the General Manager and Director for Laboratories Francelia, a pharmaceutical laboratory and manufactory facility in Tequciqalpa, Honduras where he has been employed since 1993.  Mr. Ulloa has a MS degree in Industrial Engineering from University of Miami (Miami, FL).

John C.C. Wansbrough. Mr. Wansbrough was elected to the Board of Directors in June, 2010.  Mr. Wansbrough is and has been the Chairman of Rogers Telecommunications Limited, Canada's largest cable provider, since 1997.  For over forty years, he has served in an executive capacity with various trust companies and corporations, has served on numerous boards of directors as well as serving as an adviser to the Minister of State Finance.  Mr. Wansbrough holds a B.D. degree from the University of Toronto and is a Chartered Financial Analyst.

Index

Peter A. Leininger, M.D. Mr. Leininger was elected to the Board of Directors in June, 2010.  He received his MD from the University of Indiana in 1968 and practiced medicine for ten years.  In 1978 he joined Kinetic Concepts, Inc., a medical products company where he was its medical director for twenty-one years directing its medical research product engineering and manufacturing.  He is currently self employed and has extensive investments in real estate and the hospitality industry.  Dr. Leininger has been awarded numerous patents and has presented numerous medical research papers.

B. Officer Compensation and Director's Compensation.:

Name	Compensation

Dennis R. Knocke	$120,000
Joseph B. Nester	80,000

Directors of the Company receive no cash compensation for their services. Each director, upon joining the Board is granted 150,000 stock options. Directors are also reimbursed for their travel expenses. For 2009, J. Peter Nettelfield, a director, also received $45,000 in consulting fees. The Company has no pension or profit sharing plan.

All directors serve for a term of one-year from the Company's annual meeting, or until their successor is elected or appointed. There are no contracts with any director. There is presently only one committee of the Board, an audit committee. The following directors are members of the audit committee and each are independent: J. Peter Nettelfield, John C.C. Wansbrough and Peter A. Leininger, M. D.

For the past three years, the Company has had twelve (12) employees.

ITEM 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders.

PRINCIPAL HOLDERS OF SECURITIES

There are a total of 31,284,033 Common Shares of the Company issued and outstanding as of June 30, 2010.  The following table shows, as at the date of this prospectus, each person who is known to the Company, its directors and officers to own, beneficially or of record, directly or indirectly, or to exercise control or direction over, more than 10% of the outstanding Common Shares and the shares held by offices and directors;

Index

NAME OF SHAREHOLDER	NATURE OF OWNERSHIP	NUMBER OF SHARES HELD	PERCENTAGE OF CLASS
Phoenix Biotechnology Trust	Direct	22,610,045	72.27
Dennis Knocke	Indirect	190,073	62
Joseph B. Nester	Direct	101,000.33
	Indirect	77,972.25
J. Peter Nettelfield	Indirect	202,301.66
	Direct	150,000.49
John F. O'Donnell	Direct	550,000	1.79
Gustovo A. Ulloa	-	-	0.0
John C.C. Wansbrough	Direct	140,000.46
	Indirect	115,000.37
Dr. Peter A. Leininger	Direct	-	0.0
All Officers and Directors as a Group (7 persons)		1,526,346	4.97%

As at the date of this prospectus, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,526,346 Common Shares, representing approximately 4.97% of the currently outstanding Common Shares.
Each share of Common Stock is entitled to one vote on all corporate matters. The Company has only one class of stock outstanding, Common Stock. The majority of the shareholders are believed to be Canadian.

The Company has no relationship with the Phoenix Biotechnology Trust except that its U.S. legal counsel serves as the trustee for the Trust. The Trust was established for the benefit of the Phoenix Biotechnology, Inc. (Phoenix) shareholders because Phoenix was unable to distribute the shares without the shares being registered in both the United States and Canada.

The Company is not directly or indirectly owned by another corporation or political unit. Neither is the Company aware of any arrangements which might result in a change of control.

Index

B.  Related Party Transactions and Commitments - See Item 5. Operating and Financial Review and Prospects.

ITEM 8.     Financial Information
SEE ITEM 17. FINANCIAL STATEMENTS

ITEM 9.  The Offer and Listing

The Common Stock, no par value, of the Company has been registered under the laws of the Province of Ontario, Canada, but has not traded. The shares are now being registered in the United States because many of the shareholders of the Company are United States persons.  Because the shares have never traded, there is no price history for the shares, nor is there any guaranty that a market will ever develop for the shares unless the Company makes application for the trading of the shares, something about which the Company is undecided at this time. Accordingly, each shareholder should assume that their investment in the shares will be completely illiquid.  The securities being registered are common shares, no par value. The Company has no other class of shares outstanding.  In total, the Company is registering 30,724,033 shares or the total which may be outstanding as of the effective date of the registration, which represent all of the Company's issued and outstanding shares.  There are no pre-emptive rights.

The Company's transfer agent is Equity Transfer and Trust Company of Toronto, Ontario, Canada.  There will be no restriction on the transfer of shares, once the Registration has been completed.  The 22,610,045 shares now held by the Phoenix Biotechnology Trust will be distributed to the beneficiaries following the Registration.

Because the Company is not seeking to raise any funds through this Registration, only the issued and outstanding shares are being registered.  Likewise, no shareholder is selling any of their shares through this Registration.  Because there are no additional shares being offered, there is no dilution to any of the existing shareholders.  All expenses of the Registration are being borne by the Company.

ITEM 10.  Additional Information

A.  Share Capital
The Company is authorized to issue an unlimited number of common and preferred, no par value.  As of March 31, 2010, 30,724,033 shares of common stock were issued fully paid and outstanding.  There are no other classes of equity issued or outstanding.  As of March 31, 2010 there were 2,880,000 options outstanding, all issued pursuant to the company's Stock option Plan.  These options are exercisable as follows:

Number of Options	Exercise Price	Last Date for Exe
1,770,000	$.10	Jan 17, 2012
800,000	$.50	July 9, 2012
150,000	$1.22	Feb 8, 2013
160,000	$1.22	Dec 6, 2013
2,880,000

Index

The following table illustrates the history of the Company's share capital for the last three and one/quarter years beginning on January 1, 2007 and ending on March 31, 2010.

	Shares	Amount
As at December 31, 2006	25,910,046	1,481,995
Private placements (i) and (ii)	3,200,000	1,301,453
Share issue costs (ii)	-	(43,762)

As at December 31, 2007	29,110,046	2,739,686
Private placement (iii)	1,325,110	1,325,110
Share issue costs (iii)	-	(20,000)
Stock options exercised	30,000	3,007
Value of stock options exercised	-	2,354
Shares issued in accordance with agreement (iv)	50,000	50,000
As at December 31, 2008	30,515,156	$4,100,157
Private placement (iii)	545,925	$545,925
Cancellation of certain founding
Shareholders shares, net (vi)	(840,000)	(761)
Shares issued in accordance with certain agreements (vii)	148,487	148,487
As of December 31, 2009	30,369,568	$4,793,808
Private placement (viii)	204,465	204,465
Stock options exercised (ix)	150,000	15,000
Fair value of stock options exercised	-	11,769
As at March 31, 2010	30,724,033	$5,025,042

(i)
In October 2006, the Company's Board of Directors approved a private placement of up to 3,500,000 common shares at a subscription price of CDN$0.001 per common share.  The private placement was completed in 2007.

(ii)
In April 2007, the Company's Board of Directors approved a private placement of up to 3,000,000 common shares at a subscription price of CDN$0.50 per common share.  During 2007, the private placement was completed for gross proceeds of $1,301,272.  Share issue costs of $43,762 were incurred relating to the private placement.

(iii)
In December 2007, the Company's Board of Directors approved a private placement of up to 2,000,000 common shares of the Company at a subscription price of $1.00 per common share.  During the year ended December 31, 2008, the Company issued 1,325,110 shares for gross proceeds of $1,325,110.  Share issue costs of $20,000 were incurred relating to the private placement.  During the year ended December 31, 2009, the Company issued 545,925 shares for gross proceeds of $545,925.

Index

(iv)
In November 2008, the Company issued 50,000 common shares in accordance with a research and development agreement.  This transaction was recorded at the fair value of the common shares of $50,000 resulting in an increase to share capital and a corresponding expense to research and development.

(v)
In November 2008, in connection with the Company's filing of a final non-offering prospectus, the 22,610,045 shares issued pursuant to the share agreement were agreed to be deposited into escrow to be released over a range of up to 36 months in 6 month traunches from the date of initial public offering.

(vi)	In February 2009, certain founding shareholders of the Company agreed to surrender a total of 840,000 common shares for cancellation.

(vii)
In August 2009, the Company issued 118,487 common shares in accordance with a research and development agreement. This transaction was recorded at the fair value of the common shares of $118,487 resulting in an increase to share capital and a corresponding expense to research and development. In addition, the Company also issued 30,000 common shares in accordance with a consulting agreement. This transaction was recorded at the fair value of the common shares of $30,000 resulting in an increase to share capital and a corresponding expense to general and administrative.

(viii)
In December 2007, the Company's Board of Directors approved a private placement of up to 2,000,000 common shares of the Company at a subscription price of $1.00 per common share.  The private placement was amended in March 2010 to 2,075,500 common shares under the same terms and conditions in order to accommodate an oversubscription of 75,500 common shares for gross proceeds of $204,465 of which $2,194 was received in advance and included in shares to be issued as of December 31, 2009.

(ix)
During 2009, the Company received consulting services in exchange for 35,400 shares to be issued subsequent to year end, with an estimated fair value of $35,400.  During the three month period ended March 31, 2010 the Company continued to receive consulting services in exchange for an additional 12,500 shares to be issued at a later date, with an estimated fair value of $12,500.  This amount is included in general and administrative expenses for the three month period ended March 31, 2010.  The total amount of shares to be issues as at March 31, 2010 was 47,900 with a total estimated fair value of $47,900.

B.       Articles of Incorporation
The Company is a Canadian Corporation and is qualified to do business in the State of Texas.  The Company is authorized to issue an unlimited number of both common and preferred shares, each class having no par value.  The Board of Directors has the right to set out the designation rights privileges restrictions and conditions of each series of preferred shares.  The common shares are junior to the preferred shares with respect to payment of dividends and the distribution of assets in the event of liquidation or the winding up of the affairs of the company.  Any preferred shares will be non-voting shares.  The Company must have at least one director, but cannot have more than ten.

Index

C.       Material Contracts – The Company has a Sponsored Laboratory Study Agreement with M. D. Anderson dated March 13, 2008, for the study of Antiviral Activity of Oleander Extract. The total contract price is $244,163, of which $100,000 has been paid.

D.       Exchange Contracts.  There are no exchange contracts between the United States & Canada

E.        Taxation
1.        Canada – The Company is taxed only on income earned in Canada.  Since the Company currently has no income in Canada, the Company pays no tax in Canada.  In the event that the Company ever pays dividends, they will be deemed to be paid from Canada.   Accordingly, for U.S. persons, any dividend would be subject to a 15% withholding tax.
2.        United States –Since the Company's business operations are conducted in San Antonio, Texas, the Company is subject to U.S. Corporate Income Tax (34%) and the Texas Margin Tax.  However, since the Company has incurred net operating losses since inception, it has paid no federal income tax and has net operations loss carryovers.  It does pay a nominal amount of the Texas Franchise Tax.

F.        Dividends & Paying Agents.
The Company currently does not pay a dividend and does not anticipate doing so for the foreseeable future.  If and when dividends are paid, they will be paid by the Company's Transfer Agent.

G.       Statements by Experts
           None

H.       Documents on Display
All documents pertaining to the Company are on display at the Company's offices, 11467 Huebner Road, Suite 175, San Antonio, Texas 78230.

I. Subsidiaries	Ownership
1. Dragueria Salud Integral S. de R.L.	(100.00%)
2. Salud Integral S.A. de C.V.	(99.94%)
3. Farmacia Salud Integral S. de R.L.	(99.99%)
4. Salud Integral de EL Salvador LTDR de C.V.	(91.00%)

ITEM 11. Quantitive and Qualitive Disclosure About Market Risk
Not Applicable

ITEM 12. Description of Securities Other Than Equity Securities

None

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None

Index

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
There have been no modifications to the rights of security holders by the Company.
Because the Company is not raising any funds by means of this offering, accordingly, there are no use of proceeds.

ITEM 15.

ITEM 16A.  Audit Committee Financial Expert
The Company's Board of Directors has determined that all of its audit committee members, Mr. J. Peter Nettelfield, Mr. John C.C. Wansbrough and Dr. Peter A. Leininger  are financial experts and all are independent.

ITEM 16B. Code of Ethics

The Company's Board of Directors has adapted a Code of Ethics.  This Code of Ethics applies to the Companies principal executive officers, principal financial officer and principal accounting officer.  The Code of Ethics is attached as Exhibit 14.1.

ITEM 16C.  Principal Accountant Fees and Services

	Year Ended December 31,
	2009	2008	2007
Audit Fees	45,000	47,500	37,500
Audit Related Fees	47,500	8,350	10,702
Tax Fees	6,850	6,850	5,650
All Other Fees	11,300	93,750	17,500
Total	110,650	156,450	71,352

All of the services for the above-referenced fees were approved by the audit committee

ITEM 16D. Exemption from the Listing Standards for Audit Committee

Not Applicable

ITEM 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchaser

Not Applicable

ITEM 16F.  Change in Registrant's Certifying Accountant

There has been no change in the Registrant's Certifying Accountant.  MSCM LLP, Chartered Accountants, of Toronto, Ontario, Canada have been the Registrant's Certifying Accountant since inception.

ITEM 16G.  Corporate Governance

Not Applicable
PART III

ITEM 17.  Financial Statements

The financial statements are attached immediately following the signature page.

Index

ITEM 18. Financial Statements

See Item 17

ITEM  19. Exhibits

3.1      Articles of Incorporation*

3.2      Bylaws*

10.1    Sponsored Laboratory Study Agreement

14.1    Code of Ethics*.

21.1    Subsidiaries of the registrant*\

23.1    Consent of MSCM, LLP

31.1    Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

31.2    Certification of the Chief Financial Officer pursuant to Section  302 of the Sarbanes Oxley Act of 2002

32.1    Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2    Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
* Previously filed
SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Nerium Biotechnology, Inc.

/s/ Dennis R. Knocke

Dennis R. Knocke, President, Chief Executive Officer

/s/Joseph B. Nester

Joseph B. Nester, Chief Financial Officer

Date: October 5, 2010

Index

Nerium Biotechnology, Inc.

Unaudited Interim Consolidated Financial Statements

June 30, 2010

(expressed in U.S. dollars)

Index

Nerium Biotechnology, Inc.

Interim Consolidated Balance Sheets
(Unaudited - expressed in U.S. dollars)
	June 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$453,847	$380,800
Accounts receivable	771	7,892
Inventory (notes 2 and 3(i))	171,566	157,118
Prepaid expenses	23,867	10,968
	650,051	556,778
Equipment and leaseholds (note 4)	200,761	192,243
	$850,812	$749,021
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$39,324	$64,171
Shareholders' Equity
Share capital (note 5)	5,423,566	4,793,808
Shares to be issued (notes 5(b)(i) and (iii))	-	37,594
Contributed surplus (note 6)	901,715	752,008
Deficit	(5,513,793)	(4,898,560)
	811,488	684,850
	$850,812	$749,021

Going Concern (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Changes in Shareholders' Equity
for the year ended December 31, 2009 and the six month period ended June 30, 2010 (Unaudited)
(expressed in U.S. dollars)
	Shares Outstanding	Share Capital	Shares to be issued	Contributed Surplus	Deficit
Balance, December 31, 2008	30,515,156	$4,100,157	$-	$718,407	$(3,597,377)
Issued on private placement	545,925	545,925	-	-	-
Cancellation of certain founding shareholders' shares, net	(840,000)	(761)	-	761	-
Shares issued in accordance with agreements	148,487	148,487	-	-	-
Shares to be issued	-	-	37,594	-	-
Founding shareholder settlement	-	-	-	32,840	-
Net loss for the year	-	-	-	-	(1,301,183)
Balance, December 31, 2009	30,369,568	$4,793,808	$37,594	$752,008	$(4,898,560)
Issued on private placement (note 5(b)(i))	204,465	204,465	(2,194)	-	-
Options exercised (note 7)	150,000	15,000	-	-	-
Fair value of options exercised	-	11,769	-	(11,769)	-
Issued on private placement (note 5(b)(ii))	500,000	500,000	-	-	-
Fair value of warrants (note 5(c))	-	(161,476)	-	161,476	-
Shares issued in accordance with agreements (note 5(b)(iii) and (iv))	60,000	(60,000)	(35,400)	-	-
Net loss for the period	-	-	-	-	(615,233)
Balance, June 30, 2010	31,284,033	$5,423,566	$-	$901,715	$(5,513,793)

The accompanying notes are an integral part of these interim consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Operations and Comprehensive Loss
for the three and six month periods ended June 30 (Unaudited)
(expressed in U.S. dollars)
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Revenue
Sales	$70,803	$96,762	$128,447	$202,834
Medical services	205	-	960	-
	71,008	96,762	129,407	202,834
Cost of sales	12,792	19,694	40,158	72,587
Gross profit	58,216	77,068	89,249	130,247
Expenses
General and administrative (notes 3, 5(b)(iii))	218,594	215,539	455,953	453,457
Research and development	157,596	72,044	229,613	182,163
Loss on foreign exchange	243	44	538	372
Amortization	9,181	10,774	18,657	19,857
	385,614	298,401	704,761	655,849
Loss from operations	(327,398)	(221,333)	(615,512)	(525,602)
Interest and other income	164	(65)	279	1,235
Net loss and comprehensive loss for the period	$(327,234)	$(221,398)	$(615,233)	$(524,367)

Basic and diluted loss per share (note 8)	$(0.01)	$(0.01)	$(0.02)	$(0.02)

The accompanying notes are an integral part of these interim consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Interim Consolidated Statements of Cash Flows
for the three and six month periods ended June 30 (Unaudited)
(expressed in U.S. dollars)
	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Cash flow from operating activities
Net loss for the period	$(327,234)	$(221,398)	$(615,233)	$(524,367)
Items not affecting cash:
Amortization	9,181	10,774	18,657	19,857
Common shares issued in accordance with certain agreements (note 5(b)(iii) and (iv))	47,500	-	60,000	-
Changes in non-cash working capital balances:
Accounts receivable	1,326	(1,214)	7,121	(1,568)
Inventory	7,427	(19,749)	(14,448)	6,711
Prepaid expenses	(13,459)	(10,160)	(12,899)	(7,706)
Accounts payable and accrued liabilities	(61,444)	(98,603)	(24,847)	(105,629)
	(336,703)	(340,350)	(581,649)	(612,702)
Cash flow from investing activities
Proceeds from sale of equipment	-	-	-	3,489
Purchase of equipment and leaseholds	(25,493)	(7,885)	(27,175)	(8,267)
	(25,493)	(7,885)	(27,175)	(4,778)
Cash flow from financing activities
Issuance of common shares, net of share issue costs	464,600	181,375	666,871	262,625
Proceeds from exercise of stock options	-	-	15,000	-
Shares to be issued	-	26,494	-	26,494
	464,600	207,869	681,871	289,119
Increase (decrease) in cash and cash equivalents	102,404	(140,366)	73,047	(328,361)
Cash and cash equivalents, beginning of period	351,443	712,148	380,800	900,143
Cash and cash equivalents, end of period	$453,847	$571,782	$453,847	$571,782

Included in cash and cash equivalents is:
Cash	$51,439	$112,294	$51,439	$112,294
Money market investments	402,408	459,488	402,408	459,488
	$453,847	$571,782	$453,847	$571,782

The accompanying notes are an integral part of these interim consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(expressed in U.S. dollars)

1.        Basis of Presentation, Business of the Company and Going Concern

The Company was incorporated in Canada on June 1, 2006.  Effective December 31, 2006, the Company entered into a Share Exchange Agreement (the "Share Agreement") with Phoenix Biotechnology Inc. ("Phoenix US"), whereby the Company acquired a 100% ownership in Phoenix Biotech Ltd. ("Phoenix BVI"), which was incorporated in the British Virgin Islands on June 23, 2006, in exchange for the issuance of 22,610,045 common shares of the Company to Phoenix US shareholders.

Phoenix BVI holds a majority ownership in five Latin American subsidiaries (collectively, the "Subsidiaries") as follows: 100% ownership of Drogueria Salud Integral S. de R.L. ("DSI"), 99.94% ownership of Salud Integral S.A. de C.V. ("SI"),  99.99% ownership of Farmacia Salud Integral, S. de R.L. ("FSI") and 91% ownership of Salud Integral de El Salvador LTDA. de. C.V. ("SIES").

Prior to the Share Agreement, Phoenix BVI and the Subsidiaries were majority owned by Phoenix US.  Phoenix US and the Company are ultimately controlled by the same shareholders.

A minority interest in respect of the Subsidiaries has not been recorded as the losses applicable to the non-controlling interests in the Subsidiaries exceed the non-controlling interests in the capital of the Subsidiaries.

The Subsidiaries were incorporated in Honduras and El Salvador and own the rights in these jurisdictions where they are permitted to market Anvirzel as a therapeutic agent with activity against cancer and as a non-toxic adjuvant agent when used with traditional chemotherapy and radiotherapy.  Phoenix BVI is in the process of transitioning from the marketing of Anvirzel as an intramuscular injection to the development and marketing of oleander-based products which are delivered orally.

In order to meet future expenditures and cover administrative costs,  the Company will need to raise additional financing.  Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company.  These unaudited interim consolidated financial statements have been prepared on a going concern basis that assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  These unaudited interim consolidated  financial statements do not reflect any adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable operations or obtain adequate financing.

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements.  Accordingly, they do not contain all of the disclosures required by Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2009, as they follow the same accounting policies and methods of their application as the consolidated annual financial statements for the year ended December 31, 2009.

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(expressed in U.S. dollars)

2.         Inventory

	June 30, 2010	December 31, 2009
Raw materials and consumables	$128,118	$80,896
Supplies	23,903	24,706
Medicine (finished goods)	19,545	51,516
	$171,566	$157,118

3.         Related Party Transactions, Balances and Commitments

During the six month period ended June 30, 2010, the Company entered into the following related party transactions:

	June 30, 2010	June 30, 2009
Land lease payments to Phoenix US (i)	$-	$26,512
Consulting services (ii)	$20,000	$30,000

(i)
The Company paid Phoenix US a total of $Nil (2009 - $26,512) during the six month period ended June 30, 2010 and $Nil (2009 - $13,256) for the three month period ended June 30, 2010 and for access to its leased premises to harvest raw materials.  This amount was recorded in raw materials inventory.

(ii)
The Company incurred consulting fees of $20,000 (2009 - $30,000) during the six month period ended June 30, 2010 and $5,000 (2009 - $15,000) for the three month period ended June 30, 2010 for services provided by a director of the Company.  This amount is included in general and administrative expenses.

In addition, during the three and six month periods ended June 30, 2010,  the Company entered into related party transactions with certain shareholders in accordance with long-term commitments as follows:

(a)
The Company has entered into two separate agreements with one of its minority shareholders.  The first agreement, a production and purchasing agreement effective June 2004, entitles the minority shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision.  The second agreement, a consulting agreement effective January 2007, entitles the minority shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for consulting services in relation to the production of Anvirzel.  Both agreements remain in effect for as long as Anvirzel is produced in Honduras.

The Company paid amounts totaling $3,170 (2009 - $5,117) for the six month period ended June 30, 2010 and $1,693 (2009 - $2,494) for the three month period ended June 30, 2010 to this minority shareholder in accordance with these long-term agreements.  These amounts are included in cost of sales.

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(expressed in U.S. dollars)

3.         Related Party Transactions, Balances and Commitments - continued

(b)
Prior to 2004, the Company entered into a consulting agreement with one of its minority shareholders.  The agreement entitles the minority shareholder to receive $1.00 per vial of Anvirzel sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, to a maximum of $20,000 per month, expiring in 2018.

The Company paid amounts totaling $973 (2009 - $1,573) for the six month period ended June 30, 2010 and $538 (2009 - $769) for the three month period ended June 30, 2010 to this minority shareholder in accordance with the long-term agreement.  These amounts are included in cost of sales.

The transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to the related parties are non-interest bearing with no specified maturity date.

4.         Equipment and Leaseholds

			June 30, 2010
	Cost	Accumulated Amortization	Net Book Value
Laboratory furniture and equipment	$295,644	$141,880	$153,764
Vehicles	32,439	32,426	13
Clinic and office furniture and equipment	196,053	174,041	22,012
Computer equipment	48,228	23,256	24,972
Leasehold improvements	122,480	122,480	-
	$694,844	$494,083	$200,761
			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Laboratory furniture and equipment	$268,469	$130,371	$138,098
Vehicles	32,439	32,398	41
Clinic and office furniture and equipment	196,053	167,562	28,491
Computer equipment	48,228	22,739	25,489
Leasehold improvements	122,480	122,356	124
	$667,669	$475,426	$192,243

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(expressed in U.S. dollars)

5.         Share Capital

(a)	Authorized

Unlimited Common shares

(b)	Issued
	Shares	Amount
As at December 31, 2009	30,369,568	$4,793,808
Private placement (i)	204,465	204,465
Stock options exercised (note 7)	150,000	15,000
Fair value of stock options exercised	-	11,769
Private placement (ii)	500,000	500,000
Fair value of warrants (ii)	-	(161,476)
Shares issued in accordance with agreement (iii)	50,000	50,000
Shares issued in accordance with agreement (iv)	10,000	10,000
As at June 30, 2010	31,284,033	$5,423,566

(i)
In December 2007, the Company's Board of Directors approved a private placement of up to 2,000,000 common shares of the Company at a subscription price of $1.00 per common share.  The private placement was amended in March 2010 to 2,075,500 common shares under the same terms and conditions in order to accommodate an oversubscription of 75,500 common shares.  During the six month period ended June 30, 2010, the Company issued 204,465 shares for gross proceeds of $204,465 of which $2,194 was received in advance and included in shares to be issued as at December 31, 2009.

(ii)
In April 2010, the Company's Board of Directors approved a non-brokered private placement of units of the Company at a subscription price of $1.00 per unit. During the six month period ended June 30, 2010, the Company issued 500,000 units for gross proceeds of $500,000.  Each unit consisted of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 per share expiring May 5, 2011.

(iii)
During 2009, the Company received consulting services in exchange for 35,400 shares to be issued subsequent to year-end, with an estimated fair value of $35,400.  The Company continued to receive consulting services up to the end of the consulting term in April 2010. Upon completion of the consulting term the Company issued 50,000 common shares for the consulting services rendered. These amounts are included in general and administrative expenses for the six month period ended June 30, 2010.

(iv)
In May 2010, the Company issued 10,000 common shares in accordance with a consulting agreement. This transaction was recorded at the fair value of the common shares of $10,000 resulting in an increase to share capital and a corresponding increase to prepaid expenses for the six month period ended June 30, 2010.

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(expressed in U.S. dollars)

5.         Share Capital - continued

(c)	Warrants

A summary of the Company's warrant activity is as follows:

	Number of Warrants		Exercise Price
	2010	2009	2010	2009
Outstanding, beginning of period	-	-	$-	$-
Issued (note 5(b)(ii))	500,000	-	1.25	-
Outstanding, end of period	500,000	-	$1.25	$-

The fair value of the 500,000 warrants issued in May 2010 is $161,476.  The fair value of the warrants was estimated using the Black-Scholes pricing model based on the following assumptions: risk-free interest of 1.89%; volatility of 143%; expected dividend yield of 0% and expected life of one year.  The warrants expire on May 5, 2011.

6.         Contributed Surplus

June 30,2010
Balance, beginning of period	$752,008
Fair value of stock options exercised	(11,769)
Fair value of warrants (note 5(b)(ii))	161,476
Balance, end of period	$901,715

7.         Stock-Based Compensation

The Company has reserved and set aside up to 6,256,000 common shares for the granting of options to directors, officers, employees and consultants.  The terms of the awards under the Plan are determined by the Board of Directors.

A summary of the status of the Company's outstanding stock options as of June 30, 2010 and 2009 and changes during the six month periods ending on those dates is presented in the following table.

	2010		2009
	Stock options	Weighted-average exercise price	Stock options	Weighted-average exercise price
	#	CDN$	#	CDN$
Outstanding, beginning	3,030,000	$0.32	3,030,000	$0.32
Exercised	(150,000)	0.10	-	-
Outstanding, ending	2,880,000	$0.33	3,030,000	$0.32

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(expressed in U.S. dollars)

7.         Stock-Based Compensation - continued

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at June 30, 2010 are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Exercisable	Weighted- Average Exercise Price
CDN$	#	CDN$	Years	#	CDN$
$ 0.10	1,770,000	$0.10	1.55	1,770,000	$0.10
$ 0.50	800,000	$0.50	2.03	800,000	$0.50
$ 1.22	310,000	$1.22	3.04	310,000	$1.22
	2,880,000	$0.33	1.84	2,880,000	$0.33

(i)	There were no stock options granted during the six month period ended June 30, 2010.

8.         Loss Per Share

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Numerator:
Net loss attributable to common shareholders - basic and diluted	$(327,234)	$(221,398)	$(615,233)	$(524,367)
Denominator:
Weighted-average common shares outstanding - basic and diluted	31,068,648	29,815,450	30,809,309	30,073,066
Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

As a result of the net losses for the three and six month periods ended June 30, 2010 and 2009, the potential effect of the exercise of stock options was anti-dilutive.  Therefore, 2,880,000 (June 30, 2009 - 3,030,000) options were excluded from the computation of weighted-average number of diluted common shares outstanding because their impact would be anti-dilutive.

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(expressed in U.S. dollars)

9.         Commitments

At June 30, 2010, the Company was committed to operating lease payments for its various premises in the following amounts:
2010	$55,894
2011	71,874
$127,768

Research and Development

As at June 30, 2010, the Company was committed to outsource certain research and development activities to third parties.  Payments for future expenditures in accordance with the terms of certain agreements is estimated to be $111,794.

10.      Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.  The carrying value of the financial instruments approximates their fair value because of the short-term maturities of these items.

The Company's risk exposure and the impact on its financial instruments is summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its contractual obligations.  The Company is exposed to credit risk on its cash and cash equivalents and accounts receivable.

The Company has deposited the cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss is minimal.  The Company's cash and cash equivalents are not subject to any external restrictions.

Management believes that credit risk concentration with respect to the financial instruments included in accounts receivable is remote.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  Fluctuations in market interest rates do not have a significant impact on the Company's results of operations due to the short-term nature of interest bearing cash and cash equivalents.

Accounts payable and accrued liabilities bear no interest.

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(expressed in U.S. dollars)

10.       Financial Instruments - continued

Currency risk

The Company is exposed to currency fluctuations as a significant amount of its accounts payable and accrued liabilities are denominated in Canadian dollars and Honduran Lempira.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at June 30, 2010, a change in the Canadian dollar of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the period of $1,509.

As at June 30, 2010, a change in the Honduran Lempira of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the period of $1,456.

11.       Capital Disclosure

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations.  The Company includes shareholders' equity in the definition of capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the six month period ended June 30, 2010.  The Company is not subject to externally imposed capital requirements.

12.       Segmented Information

The Company has one operating segment, being the production and sale of Anvirzel.  The Company's sales and equipment and leaseholds by geographical area are as follows:

Sales

All Company sales originate in Honduras where Anvirzel is produced and shipments originate.  It is not practicable to provide geographical information by customer location.

Equipment and leaseholds

	June 30, 2010	December 31, 2009
United States	$25,105	$29,185
Honduras	175,656	163,058
	$200,761	$192,243

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(in U.S. dollars)

13.      Comparative Figures

Certain amounts from prior years have been reclassified to conform to the current year's presentation.

14.      Differences Between Canadian and United States Accounting Principles

These unaudited interim consolidated financial statements of the Company for the period ended June 30, 2010 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP").  In the following respects, generally accepted accounting principles as applied in the United States ("US GAAP") and practices prescribed by the United States Securities and Exchange Commission differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the period ended June 30, 2010 if US GAAP were employed.  Similarly, there would be no adjustments required to the balance sheet, other than the presentation difference noted below regarding accounts payable and accrued liabilities, including shareholders' equity as at June 30, 2010 if US GAAP were employed.

There is no difference in the cash flows presented under US GAAP.

Accounts payable and accrued liabilities

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the unaudited interim consolidated financial statements on an aggregate basis.  US GAAP requires that the accounts payable and accrued liabilities be presented in the unaudited interim consolidated financial statements as follows:

	June 30, 2010	December 31, 2009
Trade accounts payable	$7,842	$9,028
Employee related accruals	8,072	3,826
Other accrued liabilities	23,410	51,317
	$39,324	$64,171

Income taxes

Under US GAAP, the Financial Accounting Standards Board ("FASB") issued interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"), as codified in ASC 740, Income taxes.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Under Canadian GAAP, there is no such interpretation; however, there were no significant differences for the reserve related to income tax contingencies for the data presented.

Index

Nerium Biotechnology, Inc.

Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2010
(in U.S. dollars)

In addition, under Canadian GAAP, income taxes are measured using enacted or substantively enacted tax rates, while under US GAAP; measurement is based on enacted tax rates.  There were no significant differences between enacted and substantively enacted rates for the data presented.

Stock-based compensation

For US GAAP purposes, the Company accounts for stock-based compensation associated with stock options as codified in ASC 718, Stock Compensation ("ASC 718").  Consistent with Canadian GAAP, ASC 718 requires that all share based payments to employees, including grants of employee stock options, be recognized based on the fair values of the options as they vest.  However, in calculating compensation to be recognized, ASC 718 requires the Company to estimate forfeitures.  Under Canadian GAAP the Company accounts for forfeitures as they occur.  The effects of forfeitures are immaterial and no adjustments for any periods presented in these unaudited interim consolidated financial statements are required.

Recent accounting pronouncements

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Company's present or future consolidated financial position.

Index

Nerium Biotechnology, Inc.

Consolidated Financial Statements

December 31, 2009, 2008 and 2007

(in U.S. dollars)

Index

Auditors' Report

To the Shareholders of
Nerium Biotechnology, Inc.

We have audited the consolidated balance sheets of Nerium Biotechnology, Inc. as at December 31, 2009, 2008 and 2007 and the consolidated statements of changes in shareholders' equity, operations and comprehensive loss, and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

Signed: "MSCM LLP"
October 5, 2010

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 28, 2010

Index

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated April 28, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: "MSCM LLP"
October 5, 2010

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 28, 2010

Index

Nerium Biotechnology, Inc.

Consolidated Balance Sheets
December 31, 2009, 2008 and 2007
(in U.S. dollars)

	2009	2008	2007
Assets
Current assets
Cash and cash equivalents	$380,800	$900,143	$745,485
Accounts receivable	7,892	5,320	2,241
Inventory (note 5 and 8(ii))	157,118	242,683	134,129
Prepaid expenses	10,968	16,816	6,036
	556,778	1,164,962	887,891
Equipment and leaseholds (note 6)	192,243	229,403	233,841
	$749,021	$1,394,365	$1,121,732
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	$64,171	$173,178	$62,685
Shareholders' Equity
Share capital (note 7)	4,793,808	4,100,157	2,739,686
Shares to be issued (note7(viii))	37,594	-	-
Contributed surplus (note 9)	752,008	718,407	488,000
Deficit	(4,898,560)	(3,597,377)	(2,168,639)
	684,850	1,221,187	1,059,047
	$749,021	$1,394,365	$1,121,732

Going Concern (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Consolidated Statements of Changes in Shareholders' Equity
for the years ended December 31, 2009, 2008 and 2007
(in U.S. dollars)

	Shares Outstanding	Share Capital	Shares to be issued	Contributed Surplus	Deficit
Balance, December 31, 2006	25,910,046	$1,481,995	$-	$-	$(1,094,131)
Issued on private placement, net of share issue costs (notes 7(i) and (ii))	3,200,000	1,257,691	-	-	-
Contribution received from Phoenix US (note 8(i))	-	-	-	20,000	-
Fair value of options granted (notes 10(iii) and (iv))	-	-	-	468,000	-
Net loss for the year	-	-	-	-	(1,074,508)

Balance, December 31, 2007	29,110,046	$2,739,686	$-	$488,000	$(2,168,639)
Issued on private placement, net of share issue costs (note 7(iii))	1,325,110	1,305,110	-	-	-
Shares issued in accordance with agreement (note 7(iv))	50,000	50,000	-	-	-
Options exercised (note 10)	30,000	3,007	-	-	-
Fair value of options exercised	-	2,354	-	(2,354)	-
Fair value of options granted (notes 10(i) and (ii))	-	-	-	232,761	-
Net loss for the year	-	-	-	-	(1,428,738)

Balance, December 31, 2008	30,515,156	$4,100,157	$-	$718,407	$(3,597,377)
Issued on private placement, net of share issue costs (note 7(iii))	545,925	545,925	-	-	-
Cancellation of certain founding shareholders' shares, net (note 7(vi))	(840,000)	(761)	-	761	-
Shares issued in accordance with agreements (note 7(vii))	148,487	148,487	-	-	-
Shares to be issued (note 7(viii))	-	-	37,594	-	-
Founding shareholder settlement (note 9(i))	-	-	-	32,840	-
Net loss for the year	-	-	-	-	(1,301,183)
Balance, December 31, 2009	30,369,568	$4,793,808	$37,594	$752,008	$(4,898,560)

The accompanying notes are an integral part of these consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Consolidated Statements of Operations and Comprehensive Loss
for the years ended December 31, 2009, 2008 and 2007
(in U.S. dollars)

	2009	2008	2007
Revenue
Sales	$358,748	$395,051	$252,670
Other income	834	175	499
	359,582	395,226	253,169
Cost of sales (note 8)	128,159	110,277	58,739
Gross profit	231,423	284,949	194,430
Expenses
General and administrative (notes 7(vii), (viii) and 8(iv))	974,589	966,871	765,032
Research and development (note 7(iv) and (v))	516,282	484,901	13,461
Stock-based compensation (note 10)	-	232,761	468,000
Loss on foreign exchange	1,215	4,728	5,417
Amortization	41,606	44,119	46,685
	1,533,692	1,733,380	1,298,595
Loss from operations	(1,302,269)	(1,448,431)	(1,104,165)
Interest	1,086	18,564	29,657
Gain on sale of equipment	-	1,129	-
Net loss and comprehensive loss for the year	$(1,301,183)	$(1,428,738)	$(1,074,508)
Basic and diluted loss per share (note 11)	$(0.04)	$(0.05)	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Consolidated Statements of Cash Flows
for the years ended December 31, 2009, 2008 and 2007
(in U.S. dollars)

	2009	2008	2007
Cash flow from operating activities
Net loss for the year	$(1,301,183)	$(1,428,738)	$(1,074,508)
Items not affecting cash:
Amortization	41,606	44,119	46,685
Stock-based compensation	-	232,761	468,000
Common shares issued in accordance with a research and development agreements	148,487	50,000	-
Common shares to be issued in accordance with a consulting agreement	35,400	-	-
Gain on sale of equipment	-	(1,129)	-
Changes in non-cash working capital balances:
Accounts receivable	(2,572)	(3,079)	1,332
Inventory	85,565	(108,554)	(9,812)
Prepaid expenses	5,848	(10,780)	(2,698)
Accounts payable and accrued liabilities (note 9(i))	(76,167)	110,493	39,944
	(1,063,016)	(1,114,907)	(531,057)
Cash flow from investing activities
Proceeds from sale of equipment	-	8,655	-
Purchase of equipment and leaseholds	(4,446)	(47,207)	(21,795)
	(4,446)	(38,552)	(21,795)
Cash flow from financing activities
Issuance of common shares, net of financing costs	545,925	1,305,110	1,257,691
Shares to be issued	2,194	-	-
Proceeds from exercise of stock options	-	3,007	-
Contribution from related party	-	-	20,000
	548,119	1,308,117	1,277,691
(Decrease) increase in cash and cash equivalents	(519,343)	154,658	724,839
Cash and cash equivalents, beginning of year	900,143	745,485	20,646
Cash and cash equivalents, end of year	$380,800	$900,143	$745,485
Included in cash and cash equivalents is:
Cash	$64,042	$139,128	$40,740
Money market instruments	316,758	761,015	704,745
	$380,800	$900,143	$745,485

The accompanying notes are an integral part of these consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

1.        Basis of Presentation, Business of the Company and Going Concern

Nerium Biotechnology, Inc. (the "Company") was incorporated in Canada on June 1, 2006.  Effective December 31, 2006, the Company entered into a Share Exchange Agreement (the "Share Agreement") with Phoenix Biotechnology Inc. ("Phoenix US"), whereby the Company acquired a 100% ownership in Phoenix Biotech Ltd. ("Phoenix BVI"), which was incorporated in the British Virgin Islands on June 23, 2006, in exchange for the issuance of 22,610,045 common shares of the Company to Phoenix US shareholders.

Phoenix BVI holds a majority ownership in five Latin American subsidiaries (collectively, "the Subsidiaries") as follows: 99% ownership of Drogueria Salud Integral S. de R.L. ("DSI"), 99.94% ownership of Salud Integral S.A. de C.V. ("SI"),  99.99% ownership of Farmacia Salud Integral, S. de R.L. ("FSI"), 91% ownership of Salud Integral de El Salvador LTDA. de. C.V. ("SIES"), and 96.26% ownership of Drogueria Commercial Suprema S. de R.L. ("DCS").  During 2009, DCS was dissolved.

Prior to the Share Agreement, Phoenix BVI and the Subsidiaries were majority owned by Phoenix US.  Phoenix US and the Company are ultimately controlled by the same shareholders.

A minority interest in respect of the Subsidiaries has not been recorded as the losses applicable to the non-controlling interests in the Subsidiaries exceed the non-controlling interests in the capital of the Subsidiaries.

The Subsidiaries were incorporated in Honduras and El Salvador and own the rights in these jurisdictions where they are permitted to market Anvirzel as a therapeutic agent with activity against cancer and as a non-toxic adjuvant agent when used with traditional chemotherapy and radiotherapy.  Phoenix BVI is in the process of transitioning from the marketing of Anvirzel as an intramuscular injection to the development and marketing of oleander-based products which are delivered orally.

In order to meet future expenditures and cover administrative costs,  the Company will need to raise additional financing.  Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company.  These consolidated financial statements have been prepared on a going concern basis that assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  These consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable operations or obtain adequate financing.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

2.        Significant Accounting Policies

Cash equivalents

The Company considers cash equivalents to include all highly liquid financial instruments with a maturity of 90 days or less when purchased.  As at December 31, 2009, 2008 and 2007, cash equivalents consisted of money market instruments.

Inventory

Inventory is valued at the lower of cost and net realizable value.  The cost of finished goods comprises direct materials and, where applicable, direct labour costs and overhead costs.  Cost is determined using the first-in, first-out method.  Net realizable value represents the anticipated selling price less all further costs necessary to complete the sale.

Equipment and leaseholds

Equipment and leasehold improvements are recorded at cost less accumulated amortization.  Amortization is provided over the assets' estimated useful lives using the following methods and annual rates:

Laboratory furniture and equipment	-	20	years straight-line
Vehicles	-	5	years straight-line
Clinic and office furniture and equipment	-	5	years straight-line
Computer equipment	-	5	years straight-line
Leasehold improvements	-	5	years straight-line

Income taxes

The Company uses the liability method of accounting for income taxes.  Under this method, income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on income tax assets and liabilities is reflected in operations in the period in which the change occurs.  Valuation allowances are established when it is not considered more likely than not that the value of future income tax assets will be realized.

Financing costs
Costs directly incurred in the course of raising equity financing are netted against the proceeds of the equity raised.  Prior to the completion of a corporate transaction, any equity financing costs incurred for which the Company has not realized proceeds are capitalized and charged against the equity financing raised at the time the proceeds are received.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

2.        Significant Accounting Policies - continued

Revenue recognition

Revenue from sales of Anvirzel is recognized when the product is shipped to or picked up by the customer or patient, all risks and rewards have been transferred to the customer or patient, and when collection of revenue is reasonably assured.

Reporting currency and foreign exchange

The Company has adopted the U.S. dollar, its functional currency, as its reporting currency.  A majority of the Company's operations are conducted by its Subsidiaries in the Honduran Lempira, which is the Subsidiaries' functional currency.  The Company has determined that all of its Subsidiaries' operations are integrated, as such, the Company translates foreign currencies into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates.  Revenues and expenses are translated into U.S. dollars at the rate of exchange prevailing at the time of the transaction.  Exchange gains and losses from foreign currency translations are recorded in net loss for the year.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in Note 10.  Stock options awarded to employees, directors and officers are accounted for using the fair value-based method over the vesting period.  Stock options issued to consultants are accounted for using the fair-value-based method over the period of services provided.  Fair value is calculated using the Black-Scholes option valuation model.  Any consideration received from the Plan participants upon exercise of stock options is credited to share capital.

Research and development costs

Research and development costs are expensed as incurred, except that development costs meeting specified criteria under Canadian generally accepted accounting principles ("GAAP") are deferred and amortized over the estimated useful life of the associated product once commercialization is complete.  The Company has not deferred any such development costs to date.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.  Diluted loss per share is computed using the treasury stock method.  Stock options outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

2.        Significant Accounting Policies - continued

Measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. Significant estimates include the valuation of stock-based compensation using the Black-Scholes option valuation model, the estimated fair value of shares issued in accordance with certain agreements in exchange for services, and the valuation of future income tax assets.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options.  This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options granted or vested during the year.

Financial instruments

The Company classifies all financial instruments into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are initially included on the balance sheet at fair value and are subsequently measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are subsequently measured at amortized cost.  Held-for-trading financial instruments are subsequently measured at fair value and all gains and losses are included in net loss in the year which they arise.  Available-for-sale financial instruments are subsequently measured at fair value with unrealized gains and losses included in other comprehensive income (loss) until the instrument is derecognized or impaired.

The Company has classified its cash and cash equivalents as held-for-trading, accounts receivable as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

Reclassifications
Certain amounts from prior years have been reclassified to conform to the current year's presentation.

3.        Changes in Accounting Policies

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted the new recommendations of CICA Handbook Section 3064, "Goodwill and Intangible Assets".  This section replaces 3062, "Goodwill and Other Intangible Assets" and 3450, "Research and Development Costs" and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, including those developed internally.  The adoption of this standard has had no material impact on these consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

3.        Changes in Accounting Policies - continued

Financial Instruments – Disclosure and Presentation

In December 2008, the Canadian Institute of Chartered Accountants ("CICA") issued amendments to financial instruments sections 3855 and 3862 permitting reclassification of a financial asset or liability out of the held-for-trading or available-for-sale category to other financial instruments categories in specified circumstances effective on or after July 1, 2008.  The adoption of these amendments had no impact on the financial results of the Company.

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.  The three levels of fair value hierarchy under Section 3862 are:

• Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2 -	Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

• Level 3 -	Inputs for assets or liabilities that are not based on observable market data.

The Company estimates that the fair value of its financial instruments approximates the carrying values at December 31, 2009, 2008 and 2007, respectively.  Cash and cash equivalents are measured at fair value and are classified within Level 1 of the fair value hierarchy.

4.        Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that Canadian GAAP for profit oriented enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011.  Companies will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company's reporting for the first quarter of 2011 for which the current and comparative information will be prepared under IFRS.  The Company is required to apply all of those IFRS standards which are effective for fiscal year ending December 31, 2011 and apply them to its opening January 1, 2010 balance sheet.

The Company is currently in the process of completing the diagnostic phase and will continue to update its Management Discussion & Analysis disclosures throughout 2010 to reflect specific actions taken to facilitate changeover to IFRS effective January 1, 2011.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

4.        Future Changes in Accounting Policies - continued

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, "Business Combinations".  Section 1582 replaces CICA Handbook Section 1581, "Business Combinations", and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted.

In the event of an acquisition after mandatory adoption of this standard, management expects some negative impact on results of operations from the adoption of this standard as it requires all costs related to an acquisition to be expensed as incurred.

Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests".  Sections 1601 and 1602 are applicable for interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. An entity must adopt Sections 1582, 1601 and 1602 at the same time.

Section 1601 together with Section 1602 replaces CICA Handbook Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  The Company is evaluating the impact of this standard on its consolidated financial statements.

5.        Inventory

	2009	2008	2007
Raw materials and consumables	$80,896	$103,132	$8,033
Supplies	24,706	28,633	28,633
Medicine (finished goods)	51,516	110,918	97,463
	$157,118	$242,683	$134,129

Recognized in cost of sales is a write-down of inventory of $29,230 (2008 - $Nil).

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

6.        Equipment and Leaseholds

			2009
	Cost	Accumulated Amortization	Net Book Value
Laboratory furniture and equipment	$268,469	$130,371	$138,098
Vehicles	32,439	32,398	41
Clinic and office furniture and equipment	196,053	167,562	28,491
Computer equipment	48,228	22,739	25,489
Leasehold improvements	122,480	122,356	124
	$667,669	$475,426	$192,243

			2008
	Cost	Accumulated Amortization	Net Book Value
Laboratory furniture and equipment	$266,912	$111,001	$155,911
Vehicles	32,439	32,314	125
Clinic and office furniture and equipment	192,883	153,839	39,044
Computer equipment	48,228	21,704	26,524
Leasehold improvements	122,480	114,681	7,799
	$662,942	$433,539	$229,403

			2007
	Cost	Accumulated Amortization	Net Book Value
Laboratory furniture and equipment	$258,241	$90,296	$167,945
Vehicles	32,439	32,230	209
Clinic and office furniture and equipment	182,550	144,488	38,062
Computer equipment	28,678	19,708	8,970
Leasehold improvements	122,480	103,825	18,655
	$624,388	$390,547	$233,841

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

7.     Share Capital

Authorized
Unlimited    Common shares

Issued

	Shares	Amount
As at December 31, 2006	25,910,046	$1,481,995
Private placements (i) and (ii)	3,200,000	1,301,453
Share issue costs (ii)	-	(43,762)
As at December 31, 2007	29,110,046	2,739,686
Private placement (iii)	1,325,110	1,325,110
Share issue costs (iii)	-	(20,000)
Stock options exercised (note 10)	30,000	3,007
Value of stock options exercised	-	2,354
Shares issued in accordance with agreement (iv)	50,000	50,000
As at December 31, 2008	30,515,156	4,100,157
Private placement (iii)	545,925	545,925
Cancellation of certain founding shareholders'shares, net (vi)	(840,000)	(761)
Shares issued in accordance with certain agreements (vii)	148,487	148,487
As at December 31, 2009	30,369,568	$4,793,808

(i)
In October 2006, the Company's Board of Directors approved a private placement of up to 3,500,000 common shares at a subscription price of CDN$0.001 per common share.  The private placement was completed in 2007 with 200,000 common shares being issued for gross proceeds of $181.

(ii)
In April 2007, the Company's Board of Directors approved a private placement of up to 3,000,000 common shares at a subscription price of CDN$0.50 per common share.  During 2007, the private placement was completed for gross proceeds of $1,301,272.  Share issue costs of $43,762 were incurred relating to the private placement.

(iii)	In December 2007, the Company's Board of Directors approved a private placement of up to 2,000,000 common shares of the Company at a subscription price of $1.00 per common share.

During the year ended December 31, 2008, the Company issued 1,325,110 shares for gross proceeds of $1,325,110.  Share issue costs of $20,000 were incurred relating to the private placement. During the year ended December 31, 2009, the Company issued 545,925 shares for gross proceeds of $545,925.

(iv)
In November 2008, the Company issued 50,000 common shares in accordance with a research and development agreement.  This transaction was recorded at the fair value of the common shares of $50,000 resulting in an increase to share capital and a corresponding expense to research and development.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

7.        Share Capital - continued

(v)
In November 2008, in connection with the Company's anticipated filing of a final non offering prospectus, the 22,610,045 shares issued pursuant to the share agreement (see note 1) were agreed to be deposited into escrow to be released over a range of up to 36 months in 6 month tranches from the date of initial public offering.  As at December 31, 2009, the Company has not yet completed its final non offering prospectus.

(vi)	In February 2009, certain founding shareholders of the Company agreed to surrender a total of 840,000 common shares for cancellation.

(vii)
In August 2009, the Company issued 118,487 common shares in accordance with a research and development agreement. This transaction was recorded at the fair value of the common shares of $118,487 resulting in an increase to share capital and a corresponding expense to research and development. In addition, the Company issued 30,000 common shares in accordance with a consulting agreement. This transaction was recorded at the fair value of the common shares of $30,000 resulting in an increase to share capital and general and administrative expense.

(viii)
As at December 31, 2009, the Company had received $2,194 for 2,194 shares to be issued subsequent to year end.  In addition, during the year the Company received consulting services in exchange for 35,400 shares to be issued subsequent to year end, with an estimated fair value of $35,400.  This amount is included in general and administrative expenses.

8.        Related Party Transactions, Balances and Commitments

During the years ended December 31, the Company entered into the following related party transactions:

	2009	2008	2007
Raw materials purchased from Phoenix US	$-	$-	$488
Contribution received from Phoenix US (i)	$-	$-	$20,000
Land lease payments to Phoenix US (ii)	$53,024	$51,480	$-
Consulting services (iii) and (iv)	$40,000	$100,957	$50,000

(i)
As explained in note 1, Phoenix US and the Company are ultimately controlled by the same shareholders.  In February 2007, the Company received a $20,000 contribution from Phoenix US.   This amount was recorded in contributed surplus.

(ii)
The Company paid Phoenix US a total of $53,024 (2008 - $51,480; 2007 - $Nil) for access to its leased premises to harvest raw materials during the year.  This amount was recorded as a direct cost of raw materials inventory.

(iii)
The Company incurred consulting fees of $Nil (2008 - $85,957; 2007 - $50,000) during the year for services provided by a company controlled by a director of the Company in connection with the Company's prospectus filing.  This amount is included in general and administrative expenses.  In addition, as at December 31, 2009 the amount of $Nil (2008 - $85,957; 2007 - $Nil) is included in accounts payable and accrued liabilities in relation to these services.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

8.        Related Party Transactions, Balances and Commitments - continued

(iv)
The Company incurred consulting fees of $40,000 (2008 - $15,000; 2007 - $Nil) during the year for services provided by a director of the Company.  This amount is included in general and administrative expenses.  As at December 31, 2009, the amount of $Nil (2008 - $5,000; 2007 - $Nil) is included in accounts payable and accrued liabilities in relation to these services.

In addition, the Company entered into related party transactions with certain shareholders in accordance with long-term commitments as follows:

(a)
The Company has entered into two separate agreements with one of its minority shareholders.  The first agreement, a production and purchasing agreement effective June 2004, entitles the minority shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision. The second agreement, a consulting agreement effective January 2007, entitles the minority shareholder to receive an additional $3.25 per vial of Anvirzel sold to third parties in exchange for consulting services in relation to the production of Anvirzel.  Both agreements remain in effect for as long as Anvirzel is produced in Honduras.

During the year, the Company paid amounts totaling $9,402 (2008 - $9,667; 2007 - $5,680) to this minority shareholder in accordance with these long-term agreements.  These amounts are included in cost of sales.

(b)
Prior to 2004, the Company entered into a consulting agreement with one of its minority shareholders.  The agreement entitles the minority shareholder to receive $1.00 per vial of Anvirzel sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, to a maximum of $20,000 per month, expiring in 2018.

During the year, the Company paid amounts totaling $2,893 (2008 - $2,967; 2007 - $1,740) to this minority shareholder in accordance with the long-term agreement. These amounts are included in cost of sales.

The transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to the related parties are non-interest bearing with no specified maturity date.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

9.        Contributed Surplus

	2009	2008	2007
Balance, beginning of year	$718,407	$488,000	$-
Founding shareholder settlement (i)	32,840	-	-
Cancellation of certain founding shareholders' shares, net (note 7(vi))	761	-	-
Stock-based compensation (note 10(i))	-	113,000	-
Value of stock options exercised	-	(2,354)	-
Stock-based compensation (note 10(ii))	-	119,761	-
Contribution received from Phoenix US (note 8 (i))	-	-	20,000
Stock-based compensation (note 10(iii))	-	-	153,000
Stock-based compensation (note 10(iv))	-	-	315,000
Balance, end of year	$752,008	$718,407	$488,000

(i)	A certain founding shareholder agreed to settle an account payable to him of $32,840 in exchange for not participating in the founding shareholder share cancellation (see note 7(vi)).

10.  Stock-Based Compensation

The Company has reserved and set aside up to 10% of the issued and outstanding common shares for the granting of options to directors, officers, employees and consultants.  The terms of the awards under the Plan are determined by the Board of Directors.

A summary of the status of the Company's outstanding stock options as of December 31, 2009, 2008 and 2007, and changes during the years is presented in the following table.

	2009		2008		2007
	Stock options	Weighted-average exercise price	Stock options	Weighted-average exercise price	Stock options	Weighted-average exercise price
	#	CDN$	#	CDN$	#	CDN$
Outstanding, beginning	3,030,000	$0.32	2,750,000	$0.22	-	$-
Granted (i) and (ii)	-	-	310,000	1.22	-	-
Granted (iii) and (iv)	-	-	-	-	2,750,000	0.22
Exercised (iii)	-	-	(30,000)	0.10	-	-
Outstanding, ending	3,030,000	$0.32	3,030,000	$0.32	2,750,000	$0.22

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

10.      Stock-Based Compensation - continued

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2009 are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Exercisable	Weighted-Average Exercise Price
CDN$	#	CDN$	Years	#	CDN$
$0.10	1,920,000	$0.10	2.05	1,920,000	$0.10
$0.50	800,000	$0.50	2.52	800,000	$0.50
$1.22	310,000	$1.22	3.54	310,000	$1.22
	3,030,000	$0.32	2.32	3,030,000	$0.32

(i)
The fair value of 150,000 stock options granted to a consultant on February 8, 2008, which vested immediately, was determined to be $113,000 at $0.75 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used: risk free interest rate of return of 3.39%, expected volatility of 105%, dividend yield of 0% and expected life of 5 years.

(ii)
The fair value of 160,000 stock options granted to employees on December 5, 2008, which vested immediately, was determined to be $119,761 at $0.75 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.   The following assumptions were used: risk free interest rate of return of 2.21%, expected volatility of 105%, dividend yield of 0% and expected life of 5 years.

(iii)
The fair value of 1,950,000 stock options granted to various directors, employees and consultants on January 17, 2007, which vested immediately, was determined to be $153,000 at $0.08 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used: risk free interest rate of return of 4.3%, expected stock volatility of 105%, dividend yield of 0% and expected life of 5 years.  30,000 of these options were exercised in 2008.

(iv)
The fair value of 800,000 stock options granted to a consultant on July 9, 2007, which vested immediately, was determined to be $315,000 at $0.39 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used: risk free interest rate of return of 4.69%, expected stock volatility of 105%, dividend yield of 0% and expected life of 5 years.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

11.      Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years ended December 31:

	2009	2008	2007
Numerator:
Net loss attributable to common shareholders - basic and diluted	$(1,301,183)	$(1,428,738)	$(1,074,508)
Denominator:
Weighted-average common shares outstanding - basic and diluted	30,154,956	29,937,079	28,266,108
Basic loss per common share	$(0.04)	$(0.05)	$(0.04)
Diluted loss per common share	$(0.04)	$(0.05)	$(0.04)

As a result of the net losses for the years ended December 31, 2009, 2008 and 2007, the potential effect of the exercise of stock options was anti-dilutive.  Therefore, 3,030,000 (2008 - 3,030,000; 2007 - 2,750,000) options were excluded from the computation of weighted-average number of diluted common shares outstanding because their impact would be anti-dilutive.

12.      Income Taxes

Major items causing the Company's income tax rate to vary from the Canadian combined statutory rate of approximately 33% (2008 - 33.5%; 2007 - 36%) are as follows:

	2009	2008	2007
Loss for the year	$1,301,183	$1,428,738	$1,074,508
Expected income tax recovery based on statutory rate	$429,390	$478,627	$386,823
Adjustments arising from:
Non-deductible stock-based compensation or shares issued for services	(60,683)	(77,975)	(168,480)
Non-deductible foreign operating losses	(32,718)	(8,942)	(42,369)
Other non-taxable or non-deductible items	(3,242)	(2,887)	(1,439)
Future income tax expense resulting from reduction in Canadian future tax rates	(48,653)	(4,035)	(7,245)
Future income tax benefit from U.S. tax rate adjustment	5,256	5,355	1,800
Increase in valuation allowance as a result of current year loss	(289,350)	(390,143)	(169,090)
Provision for income taxes	$-	$-	$-

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

12.      Income Taxes - continued

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets is as follows:

	2009	2008	2007
Non-capital losses carried forward	$848,583	$559,233	$169,090
Valuation allowance	(848,583)	(559,233)	(169,090)
	$-	$-	$-

The Company has approximately CDN$2,911,000 Federally and Provincially for Canadian purposes and US$2,320,000 for U.S. purposes in non-capital losses carried forward and available to reduce future taxable income.  However, non-capital losses carried forward in Canada, under the Company's current structure, can only be utilized in excess of losses carried forward in the U.S.

To the extent they are not utilized, the non-capital losses carried forward expire as follows:

	Canada	United States
	CDN$	US$
2027	$521,000	$360,000
2028	$1,238,500	$1,071,000
2029	$1,151,500	$889,000

13.      Commitments

Operating leases

At December 31, 2009, the Company is committed to operating lease payments for its various premises in the following amounts:

2010	$84,987
2011	59,201
$144,188

Research and Development

As at December 31, 2009, the Company was committed to outsource certain research and development activities to third parties.  Estimated payments for future expenditures in accordance with the terms of certain agreements, which are due upon delivery of research data, are approximately $67,294.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

14.      Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.  The carrying value of the financial instruments approximates their fair value because of the short-term maturities of these items.

The Company's risk exposure and the impact on its financial instruments is summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its contractual obligations.  The Company is exposed to credit risk on its cash and cash equivalents and accounts receivable.

The Company has deposited the cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss is minimal.  The Company's cash and cash equivalents are not subject to any external restrictions.

Management believes that credit risk concentration with respect to the financial instruments included in accounts receivable is not significant.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company does not have any debt other than accounts payable and accrued liabilities.  The Company also has commitments discussed in Notes 8 and 13.

Since inception, the Company has financed its liquidity needs through private placements of common shares.  To secure additional capital, the Company may attempt to raise additional funds through the issuance of common shares.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  Fluctuations in market interest rates do not have a significant impact on the Company's results of operations due to the short-term nature of interest bearing cash and cash equivalents.

Accounts payable and accrued liabilities bear no interest.

Currency risk

The Company is exposed to currency fluctuations as a significant amount of its accounts payable and accrued liabilities are denominated in Canadian dollars and Honduran Lempira.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2009, a change in the Canadian dollar of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the year of $4,300.

As at December 31, 2009, a change in the Honduran Lempira of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the year of $1,450.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

15.      Capital Disclosure

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations.  The Company includes shareholders' equity in the definition of capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the year ended December 31, 2009.  The Company is not subject to externally imposed capital requirements.

16.      Segmented Information

The Company has one operating segment, being the production and sale of Anvirzel.  The Company's sales and equipment and leaseholds by geographical area are as follows:

Sales

All Company sales originate in Honduras where Anvirzel is produced and shipments originate.  It is not practical to provide geographical information by customer location.

Equipment and leaseholds

	2009	2008	2007
United States	$29,185	$37,345	$14,112
Honduras	163,058	192,058	219,729
	$192,243	$229,403	$233,841

17.      Subsequent Events

Subsequent to year end, the Company closed its ongoing private placement (see note 7(iii)) by issuing 128,965 shares for gross proceeds of $128,965.  In addition, as resolved by the Board of Directors, the Company issued an additional 75,500 shares for gross proceeds of $75,500.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

18.      Differences Between Canadian and United States Accounting Principles

These consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP").  In the following respects, generally accepted accounting principles as applied in the United States ("US GAAP") and practices prescribed by the United States Securities and Exchange Commission differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2009, 2008 and 2007 if US GAAP were employed.  Similarly, there would be no adjustments required to the balance sheet, other than the presentation difference noted below regarding accounts payable and accrued liabilities, including shareholders' equity as at December 31, 2009, 2008 and 2007 if US GAAP were employed.

There is no difference in the cash flows presented under US GAAP.

Accounts payable and accrued liabilities

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	2009	2008	2007
Trade accounts payable	$9,028	$99,737	$10,379
Employee related accruals	3,826	13,622	10,811
Other accrued liabilities	51,317	59,819	41,495
	$64,171	$173,178	$62,685

Income taxes

Under US GAAP, the Financial Accounting Standards Board ("FASB") issued interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48"), as codified in ASC 740, Income taxes.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Under Canadian GAAP, there is no such interpretation; however, there were no significant differences for the reserve related to income tax contingencies for the data presented.

In addition, under Canadian GAAP, income taxes are measured using enacted or substantively enacted tax rates, while under US GAAP; measurement is based on enacted tax rates.  There were no significant differences between enacted and substantively enacted rates for the data presented.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

18.      Differences Between Canadian and United States Accounting Principles - continued

Stock-based compensation

For US GAAP purposes, the Company accounts for stock-based compensation associated with stock options as codified in ASC 718, Stock Compensation ("ASC 718").  Consistent with Canadian GAAP, ASC 718 requires that all share based payments to employees, including grants of employee stock options, be recognized based on the fair values of the options as they vest.  However, in calculating compensation to be recognized, ASC 718 requires the Company to estimate forfeitures.  Under Canadian GAAP the Company accounts for forfeitures as they occur.  The effects of forfeitures are immaterial and no adjustments for any years are required.

Adoption of new accounting pronouncements

In April 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 805, Business Combinations.  This pronouncement issued authoritative guidance on accounting for assets acquired and liabilities  assumed  in  a  business  combination  that  arise  from  contingencies,  which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets  and  liabilities  arising  from  contingencies  in  a  business  combination  under  previously  issued guidance.  The authoritative guidance requires that such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period.  The new guidance is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, and was adopted by the Company on January 1, 2009.   The adoption of this new guidance had no material impact on the Company's consolidated financial position, results of operations or cash flows.

On January 1, 2009, the Company adopted the provisions of FASB FAS No. 157, Fair Value Measurements, as codified as Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures ("ASC 820"), for non-financial assets and non-financial liabilities.  The adoption of ASC 820 for non-financial assets and non-financial liabilities did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In May 2009, the FASB issued FAS 165, Subsequent Events ("FAS 165").  This Statement, which was codified as ASC 855, Subsequent Events, incorporates this guidance into accounting literature that was previously addressed only in auditing standards.  The Statement refers to subsequent events that provide additional evidence about conditions that existed at the balance sheet date as "recognized subsequent events".  Subsequent events which provide evidence about conditions that arose after the balance sheet date but prior to the issuance of the financial statements are referred to as "non-recognized subsequent events".  This guidance is effective for interim or annual periods ending after June 15, 2009 and was applied prospectively by the Company.  The adoption of ASC 855 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(in U.S. dollars)

18.      Differences Between Canadian and United States Accounting Principles - continued

Adoption of new accounting pronouncements - continued

In June 2009, the FASB issued Accounting Standards Update ("ASU") 2009-01, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162 ("ASU 2009-01").  The FASB Accounting Standards Codification (the "Codification") is intended to be the source of authoritative US GAAP and reporting standards as issued by the FASB.  Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics.  This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Codification does not change or alter existing US GAAP for public companies and its adoption had no impact on the Company's consolidated results of operations, financial position or cash flows.  The Company conformed its consolidated financial statement footnote disclosures to the Codification for the year ended December 31, 2009.

Recent accounting pronouncements

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements ("ASU 2009-13").  ASU 2009-13 amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC Subtopic 605-25.  This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement.  ASU 2009-013 introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements.  This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Alternatively, adoption may be on a retrospective basis, and early application is permitted.  As the Company does not currently enter into multiple-deliverable revenue arrangements the adoption of this pronouncement is not expected to have a material impact on the future consolidated results of operations, financial position or cash flows.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, which amends FASB ASC Topic 820, Fair Value Measurements and Disclosures.  ASU 2010-06 requires new disclosures regarding significant transfers between Level 1 and Level 2 fair value measurements, and disclosures regarding purchases, sales, issuances and settlements, on a gross basis, for Level 3 fair value measurements.  ASU 2010-06 also calls for further disaggregation of all assets and liabilities based on line items shown in the consolidated balance sheet.  This amendment is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years.  The Company is currently evaluating the impact of adopting this pronouncement.

Other recent accounting pronouncements

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Company's present or future consolidated financial position.